File No. 812-14302

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B OF VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT I OF VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B OF VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ OF VOYA INSURANCE AND ANNUITY COMPANY

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT NY-B

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT A1
SECURITY LIFE SEPARATE ACCOUNT S-A1

VOYA VARIABLE PORTFOLIOS, INC.

Communications, Notice, and Order to:

J. Neil McMurdie
Senior Counsel
Voya Financial Legal Services
One Orange Way, C2N
Windsor, CT 06095
1-860-580-2824

October 27, 2014

Exhibit Index on Page: 71

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March 18, 2013¶
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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:	)
	)
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY	)
VARIABLE ANNUITY ACCOUNT B OF VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY	)
VARIABLE ANNUITY ACCOUNT I OF VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY	)
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VOYA INSURANCE AND ANNUITY COMPANY	)
SEPARATE ACCOUNT B OF VOYA INSURANCE AND ANNUITY COMPANY	)
SEPARATE ACCOUNT EQ OF VOYA INSURANCE AND ANNUITY COMPANY	)
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RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK	)
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT NY-B	)
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SECURITY LIFE OF DENVER INSURANCE COMPANY	)
SECURITY LIFE SEPARATE ACCOUNT A1	)
SECURITY LIFE SEPARATE ACCOUNT S-A1	)
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VOYA VARIABLE PORTFOLIOS, INC.	)
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Investment Company Act of 1940	)
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File No. 812-14302	)
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FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

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I - THE APPLICATION

Voya Retirement Insurance and Annuity Company, Voya Insurance and Annuity Company, ReliaStar Life Insurance Company of New York, and Security Life of Denver Insurance Company (each a "Company" and together, the "Companies"), Variable Annuity Account B of Voya Retirement Insurance and Annuity Company, Variable Annuity Account I of Voya Retirement Insurance and Annuity Company, Separate Account B of Voya Insurance and Annuity Company, Separate Account EQ of Voya Insurance and Annuity Company, ReliaStar Life Insurance Company of New York Separate Account NY-B, Security Life Separate Account A1, Security Life Separate Account S-A1 (each, an "Account" and together, the "Accounts") and Voya Variable Portfolios, Inc., hereby submit this first amended and restated Application for an order of the Securities and Exchange Commission (the "Commission"), pursuant to Section 26(c), formerly Section (b), of the Investment Company Act of 1940, as amended (the "1940 Act"). The Companies, the Accounts and Voya Variable Portfolios, Inc. are collectively referred to herein as the "Applicants."

The Applicants seek an order from the Commission permitting the substitution of securities issued by certain registered investment companies held by the Accounts, which securities support certain in force variable annuity contracts (collectively, the "Contracts") issued by the Companies (the "Substitutions"). More particularly, the Applicants propose to substitute shares of certain series of Voya Variable Portfolios, Inc. (the "Replacement Funds") for shares of certain registered investment companies currently held by subaccounts of the Accounts (the "Existing Funds") as follows:

	Existing Fund	Replacement Fund
1	ClearBridge Variable Large Cap Value Portfolio – Class I	Voya Russell Large Cap Value Index Portfolio – Class I
2	Fidelity VIP Equity-Income Portfolio – Initial Class Fidelity VIP Equity-Income Portfolio – Service 2 Class	Voya Russell Large Cap Value Index Portfolio – Class I Voya Russell Large Cap Value Index Portfolio – Class S
3	Invesco VI Core Equity Fund – Class I	Voya Russell Large Cap Index Portfolio – Class S
4	Invesco VI American Franchise Fund – Class I	Voya Russell Large Cap Growth Index Portfolio – Class S
5	Pioneer Equity Income VCT Portfolio – Class II	Voya Russell Large Cap Value Index Portfolio – Class S

II - GENERAL DESCRIPTION OF THE APPLICANTS, THE FUNDS AND THE CONTRACTS

A. The Companies. Each of the Companies is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock. Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of

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insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Companies, constitute ING's U.S.-based retirement, investment management and insurance operations. As of September 9, 2014, ING's ownership of Voya was approximately 32%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

1. ***Voya Retirement Insurance and Annuity Company ("Voya Retirement").*** Voya Retirement is a stock life insurance company organized under the laws of the State of Connecticut in 1976 as Forward Life Insurance Company. Prior to September 1, 2014, Voya Retirement was known as ING Life Insurance and Annuity Company. Through a December 31, 1976 merger, Voya Retirement's operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company). Prior to May 1, 2002, Voya Retirement was known as Aetna Life Insurance and Annuity Company ("Aetna"). Through a December 31, 2005 merger, Voya Retirement's operations include the business of ING Insurance Company of America ("ING America"). Voya Retirement is principally engaged in the business of issuing annuities.

Voya Retirement is the depositor of Variable Annuity Account B and Variable Annuity Account I, separate accounts that are registered with the Commission as unit investment trusts.

2. ***Voya Insurance and Annuity Company ("Voya Insurance").*** Voya Insurance is an Iowa stock life insurance company which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, Voya Insurance was known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, Voya Insurance was known as Golden American Life Insurance Company ("Golden"). Through January 1, 2004 mergers, Voya Insurance's operations include the business of Equitable Life Insurance Company of Iowa ("Equitable Life"), United Life and Annuity Insurance Company ("United Life and Annuity"), and USG Annuity and Life Company. Voya Insurance is principally engaged in the business of issuing annuities.

Voya Insurance is the depositor of Separate Account B and Separate Account EQ, separate accounts that are registered with the Commission as unit investment trusts.

3. ***ReliaStar Life Insurance Company of New York ("ReliaStar NY").*** ReliaStar NY is a stock life insurance company which was incorporated under the laws of the State of New York in 1917. Through an April 1, 2002 merger, ReliaStar NY's operations include the business of First Golden American Life Insurance Company of New York ("First Golden"). ReliaStar NY is principally engaged in the business of issuing life insurance and annuities.

ReliaStar NY is the depositor of Separate Account NY-B, a separate account that is registered with the Commission as a unit investment trust.

4. ***Security Life of Denver Insurance Company ("Security Life").*** Security Life is a stock life insurance company organized under the laws of the State of Colorado in 1929. Through an October 1, 2004 merger, Security Life's operations include the business of Southland Life Insurance Company ("Southland"). Security Life is principally engaged in the business of issuing life insurance and annuities.

Deleted: [1]

Deleted: a result, each Company likely would be deemed

Deleted: be an affiliate

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Deleted: *ING Life*

Deleted: *ING Life").* ING Life

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Deleted: Through January 1, 2004 mergers, ING USA's

Deleted: Prior to January 1, 2004, ING USA was known as Golden American Life

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Deleted: ING USA

Security Life is the depositor of Security Life Separate Account A1 and Security Life Separate Account S-A1, separate accounts that are registered with the Commission as a unit investment trusts.

B. The Accounts. Each of the Accounts is a segregated asset account of the Company that is the depositor of such Account, and is registered under the 1940 Act as a unit investment trust. Each of the respective Accounts is used by the Company of which it is a part to support the Contracts that it issues. The following Accounts support Contracts that will be affected by the Substitutions.[2]

1. ***Variable Annuity Account B of Voya Retirement Insurance and Annuity Company ("Voya Retirement B").*** Voya Retirement B (File No. 811-02512) was established by Aetna in 1976 as a continuation of the separate account established in 1974 in accordance with the laws of the State of Arkansas by Aetna Variable Annuity Life Insurance Company to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 033-34370 and 333-56297).

2. ***Variable Annuity Account I of Voya Retirement Insurance and Annuity Company ("Voya Retirement I").*** Voya Retirement I (formerly ING Variable Annuity Account I of ING Insurance Company of America) (File No. 811-08582) was established by ING America (then known as Aetna Insurance Company of America) in 1994 in accordance with the laws of the State of Connecticut to support the certain Contracts. The Contract described in the following registration statement will be affected by the Substitutions (File Nos. 333-130825).

3. ***Separate Account B of Voya Insurance and Annuity Company ("Voya Insurance B").*** Voya Insurance B (File No. 811-05626) was established by Golden in 1988 in accordance with the laws of the State of Minnesota to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 333-133944, 333-101481, 333-70600, 333-57218, 333-33914, 333-30180, 333-28769, 333-28755, 333-28679, 033-59261, 333-63692, 333-90516, 333-66757 and 033-23351).

4. ***Separate Account EQ of Voya Insurance and Annuity Company ("Voya Insurance EQ").*** Voya Insurance EQ (formerly Equitable Life Insurance Company of Iowa Separate Account A) (File No. 811-08524) was established by Equitable Life in 1988 in accordance with the laws of the State of Iowa to support certain Contracts. The Contract described in the following registration statement will be affected by the Substitutions (File No. 333-111686).

5. ***ReliaStar Life Insurance Company of New York Separate Account NY-B ("ReliaStar NY-B").*** ReliaStar NY-B (formerly Separate Account NY-B of First Golden American Life Insurance Company of New York) (File No. 811-07935) was established by First Golden in 1996 in accordance with the laws of the State of New York to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 333-85618, 333-139695, 333-115515 and 333-85326).

[2] Separate accounts that support variable annuity contracts that will not be affected by the Substitution are not identified herein.

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6. ***Security Life Separate Account A1 ("Security Life A1").*** Security Life A1 (File No. 811-08196) was established by Security Life in 1993 in accordance with the laws of the State of Colorado to support certain Contracts. The Contract described in the following registration statement will be affected by the Substitutions (File No. 033-78444).

7. ***Security Life Separate Account S-A1 ("Security Life S-A1").*** Security Life S-A1 (formerly Southland Separate Account A1) (File No. 811-08976) was originally established by Southland in 1994 in accordance with the laws of the State of Texas to support certain Contracts. The Contract described in the following registration statement will be affected by the Substitutions (File No. 333-119439).

Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate by reference each of the above-referenced files to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Each Account is administered and accounted for as part of the general business of the Company of which it is a part. The assets of each Account attributable to the Contracts issued through it are owned by each Company but are held separately from all other assets of that Company for the benefit of the owners of, and persons entitled to benefits under such Contracts. Pursuant to applicable state insurance law and to the extent provided in the Contracts, such assets are not chargeable with liabilities arising out of any other business that each Company may conduct. Income, if any, gains and losses, realized or unrealized, from each Account are credited to or charged against the assets of that Account without regard to other income, gains or losses of its Company or any of its other segregated asset accounts. Each Account is a "separate account" as defined by Rule 0-1(e) under the 1940 Act.

Each Account is divided into subaccounts, each of which invests exclusively in shares of one registered open-end management investment company portfolio, which include the Existing Funds or another registered open-end management investment company. Each registered open-end management investment company portfolio has its own distinct investment objective(s) and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of each Account without regard to any other income, gains or losses of the applicable Company. To the extent provided in the Contracts, assets equal to the reserves and other contract liabilities with respect to an Account are not chargeable with liabilities arising out of any other business of the Company that is the depositor of the Account.

Each of the prospectuses for the Contracts discloses that the issuing Company reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a subaccount of an Account whenever the Company, in its judgment, determines that a portfolio no longer suits the purpose of the Contract.

C. The Replacement Funds. The Replacement Funds are series of Voya Variable Portfolios, Inc. Effective May 1, 2014, Voya Variable Portfolios, Inc. changed its name from ING Variable Portfolios, Inc. in relation to the overall rebranding of Voya and its subsidiaries

Deleted: 8976

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Deleted: **The Substitute Fund.** The ING Large Cap Growth Portfolio, formerly known as the ING Wells Fargo Omega Growth Portfolio, a series of ING Investors Trust, will be used as the Substitute Fund. More information about the Substitute

mentioned above. More information about each Replacement Fund's fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

Voya Variable Portfolios, Inc. ("Voya Variable Portfolios"). Voya Variable Portfolios, formerly known as Aetna Variable Portfolios, Inc., was organized as a Maryland Corporation in 1996. Voya Variable Portfolios is registered under the 1940 Act as an open-end management investment company (File No. 811-05173). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each series is currently offered by prospectuses dated May 1, 2014. Voya Variable Portfolios has registered these shares under the Securities Act of 1933 on Form N-1A (File No. 333-05173) which was last updated in an effective amendment to the registration statement filed on April 28, 2014.[3]

Voya Investments, LLC ("Voya Investments"), an Arizona limited liability company and an SEC registered investment adviser, serves as the investment adviser to each Replacement Fund. Voya Investments maintains its offices at 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258. Effective May 1, 2014, Voya Investments changed its name from ING Investments, LLC in relation to the overall rebranding of Voya and its subsidiaries mentioned above.

Voya Investments, subject to the direction of Voya Variable Portfolios Board of Directors (the "Board"), has overall responsibility for the management of each Replacement Fund. Voya Investments provides or oversees all investment advisory and portfolio management services for each Replacement Fund and assists in managing and supervising all aspects of the general day-to-day business activities and operations of each Replacement Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. Voya Investments delegates to a sub-adviser the responsibility for day-to-day management of the investments of each Replacement Fund, subject to the Voya Investment's oversight. Voya Investments also recommends the appointment of additional or replacement sub-advisers to the Board.

For its services, Voya Investments receives advisory fees from each Replacement Fund. This fee is calculated for each series based on a percentage of its average net assets. From this advisory fee Voya Investments pays the fees of all subadvisers.

The following series of Voya Variable Portfolios will be used as Replacement Funds:

a. Voya Russell Large Cap Value Index Portfolio – Class I[7]
b. Voya Russell Large Cap Value Index Portfolio – Class S[3]
c. Voya Russell Large Cap Index Portfolio – Class I[3]
d. Voya Russell Large Cap Growth Index Portfolio – Class I[3]

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3 Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

7 As part of the overall rebranding of Voya and its subsidiaries, effective May 1, 2014, the Voya Russell Large Cap Value Index Portfolio, the Voya Russell Large Cap Index Portfolio and the Voya Russell Large Cap Growth Index Portfolio changed names from the ING Russell Large Cap Value Index Portfolio, the ING Russell Large Cap Index Portfolio and the ING Russell Large Cap Growth Index Portfolio, respectively.

Deleted: **ING Investors Trust.** ING Investors Trust

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Deleted: Overall management services to the ING Large Cap Growth Portfolio are provided to by Directed Services, LLC ("DSL"). DSL is an investment adviser registered under the Investment Advisers Act of 1940, and a broker-dealer registered under the Securities Exchange Act of 1934. DSL, an indirect wholly owned subsidiary of ING, maintains its offices at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.[4] Under the terms of an investment advisory agreement between ING Investors Trust and DSL (the "Trust Management Agreement"), which agreement first became effective on October 24, 1997,[5] DSL manages the business and affairs of each of the respective series of the ING Investors Trust, subject to the control and oversight of the ING Investors Trust Board of Trustees (the "Board"). Under the Trust Management Agreement, DSL is authorized to exercise full investment discretion and make all determinations with respect to the investment of the assets of the respective series, but may, at its own cost and expense, retain portfolio managers for the purpose of making investment decisions and research information available to ING Investors Trust.¶
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DSL delegates to subadvisers the responsibility for day-to-day management of the investments of the ING Large Cap Growth Portfolio, subject to DSL's oversight. DSL also recommends the appointment of additional or replacement subadvisers to the Board. ING Investors Trust and DSL have received manager-of-managers exemptive relief from the Commission that permits ING Investors Trust and DSL to enter into new investment sub-advisory agreements with non-affiliated sub-advisers or to materially amend an existing sub-advisory agreement, subject to approval by the Board ... [1]

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The Replaced Fund. The Fidelity VIP Contrafund

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D. **The Existing Funds.** The funds to be replaced with a Replacement Fund are listed below. More information about the Existing Funds' fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

1. **Legg Mason Partners Variable Equity Trust.** The Legg Mason Partners Variable Equity Trust is organized as a Maryland statutory trust and registered under the 1940 Act as a registered open-end management investment company (File No. 811-22128). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. One such series, the ClearBridge Variable Large Cap Value Portfolio is currently offered by prospectus dated May 1, 2014. The Legg Mason Partners Variable Equity Trust is registered under the Securities Act of 1933 on Form N-1A (File No. 333-91278), which was last updated in an effective amendment to the registration statement filed on April 21, 2014.[8]

Legg Mason Partners Fund Advisor, LLC ("LMPFA") is the investment manager for the ClearBridge Variable Large Cap Value Portfolio. LMPFA is an investment adviser registered under the Advisers Act and maintains its offices at 620 Eighth Avenue, New York, New York 10018. LMPFA provides administrative and certain oversight services to the ClearBridge Variable Large Cap Value Portfolio.

ClearBridge Investments, LLC ("ClearBridge"), an affiliate of LMPFA, provides the day-to-day portfolio management of the ClearBridge Variable Large Cap Value Portfolio, except for the management of cash and short-term instruments. ClearBridge is an investment adviser registered under the Advisers Act.

Western Asset Management Company ("Western Asset") manages the ClearBridge Variable Large Cap Value Portfolio's cash and short-term instruments. Western Asset is an affiliate of LMPFA and ClearBridge and an investment adviser registered under the Advisers Act.

The ClearBridge Variable Large Cap Value Portfolio is designated as an Existing Fund in this Application.

2. *Fidelity Variable Insurance Products Fund.* The Variable Insurance Products Fund is organized as a Massachusetts business trust and registered under the 1940 Act as an open-end management investment company (File No. 811-03329). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each series is currently offered by prospectus dated April 30, 2014. The Variable Insurance Products Fund is registered under the Securities Act of 1933 on Form N-1A (File No. 002-75010) which was last updated in effective amendments to the registration statements filed on April 21, 2014.[9]

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[8] Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

[9] Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Deleted: pursuant to any order issued pursuant to this Application.

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Fidelity Management & Research Company ("FMR") serves as the investment adviser for each of the Fidelity Variable Insurance Products Funds. FMR has overall responsibility for directing each Fidelity Variable Insurance Products Fund's investments and is an investment adviser registered under the Advisers Act. FMR maintains its offices at One Federal Street, Boston, Massachusetts 02110.

FMR Co., Inc. ("FMRC") serves as the sub-adviser for the Fidelity VIP Equity-Income Portfolio, with day-to-day responsibility for choosing investments for the Fidelity VIP Equity-Income Portfolio. FMRC is an affiliate of FMR and an investment adviser registered under the Advisers Act.

The Fidelity VIP Equity-Income Portfolio is designated as an Existing Fund in this Application.

3. ***Invesco Variable Insurance Funds.*** Invesco Variable Insurance Funds is a Delaware statutory trust and registered under the 1940 Act as an open-end management investment company (File No. 811-07452). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each affected series is currently offered by prospectus dated April 30, 2014. The Invesco Variable insurance Funds is registered under the Securities Act of 1933 on Form N-1A (File No. 033-57340) which was last updated in an effective amendment to the registration statement filed on April 24, 2014.[11]

Invesco Advisers, Inc. serves as the investment adviser for each series of the Invesco Variable Insurance Funds. Invesco Advisers, Inc. is an investment adviser registered under the Advisers Act and maintains its offices at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.

The Invesco VI Core Equity Fund and the Invesco VI American Franchise Fund are designated as Existing Funds in this Application.

4. ***Pioneer Variable Contracts Trust***. The Pioneer Variable Contracts Trust is organized as a Massachusetts trust and registered under the 1940 Act as an open-end management investment company (File No. 811-08786). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each affected series is currently offered by prospectus dated May 1, 2014. The Pioneer Variable Contracts Trust is registered under the Securities Act of 1933 on Form N-1A (File No. 033-84546) which was last updated in an effective amendment to the registration statement filed on April 30, 2014.[12]

Pioneer Investment Management, Inc. serves as the investment adviser for each series of the Pioneer Variable Contracts Trust. Pioneer Investment Management, Inc. is an investment

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[11] Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

[12] Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

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Moved (insertion) [1]

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adviser registered under the Advisers Act and maintains its offices at 60 State Street, Boston, Massachusetts 02109.

The Pioneer Equity Income VCT Portfolio is designated as an Existing Fund in this Application.

E. The Contracts. The terms and conditions, including charges and expenses, applicable to each Contract are described in the registration statements filed with the SEC for each.[13] The Contracts are issued as individual variable annuity contracts. As each Contract is structured, owners of the Contract (each a "Contract Owner") may select one or more of the investment options available under the Contract by allocating premiums and transferring account value to that subaccount of the relevant Account that corresponds to the investment option desired. Thereafter, the account value of the Contract Owner will vary based on the investment experience of the selected subaccount(s). Generally, a Contract Owner may, during the life of each Contract, make unlimited transfers of account values among the subaccounts available under the Contract, subject to any administrative and/or transfer fees applicable under the Contracts and any limits related to frequent or disruptive transfers.

III - DESCRIPTION OF THE PROPOSED SUBSTITUTIONS AND THE RELIEF REQUESTED

A. Summary of the Proposed Substitutions. Subject to the approval of the Commission under Section 26(c) of the 1940 Act, Applicants propose, as set forth in the following chart, to substitute shares of the Replacement Funds for those of the Existing Funds and transfer cash to the Replacement Funds.

	Existing Fund	Replacement Fund	Accounts Holding Existing Fund Assets
1	ClearBridge Variable Large Cap Value Portfolio – Class I	Voya Russell Large Cap Value Index Portfolio – Class I	Voya Insurance B, Voya Insurance EQ, ReliaStar NY-B
2	Fidelity VIP Equity-Income Portfolio – Initial Class Fidelity VIP Equity-Income Portfolio – Service 2 Class	Voya Russell Large Cap Value Index Portfolio – Class I Voya Russell Large Cap Value Index Portfolio – Class S	Voya Insurance B, Voya Insurance EQ, ReliaStar NY-B, Voya Retirement B, Voya Retirement I, Security Life S-A1
3	Invesco VI Core Equity Fund – Class I	Voya Russell Large Cap Index Portfolio – Class S	Security Life A1, Security Life S-A1
4	Invesco VI American Franchise Fund – Class I	Voya Russell Large Cap Growth Index Portfolio – Class S	Voya Insurance B, ReliaStar NY-B
5	Pioneer Equity Income VCT Portfolio – Class II	Voya Russell Large Cap Value Index Portfolio – Class S	Voya Insurance B, ReliaStar NY-B

13 See Section II. B. above.

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10

No brokerage commissions, fees or other remuneration will be paid by any Existing Fund, Replacement Fund or any Contract Owner in connection with the Substitutions.

With respect to the Existing Funds, the Applicants have determined that the investment objectives and the investment policies of the Replacement Funds are similar to those of the corresponding Existing Funds, or each Replacement Fund's underlying portfolio construction and investment results are similar to those of the Existing Fund, and therefore the fundamental objectives, risk and performance expectations of those Contract Owners with interests in subaccounts of the Existing Funds (individually, an "Affected Contract Owner" and, collectively, "Affected Contract Owners") will continue to be met after the Substitutions.

Additionally, as is detailed below, the overall expenses of the Replacement Funds are less than those of the corresponding Existing Funds. Applicants believe that, because the Replacement Funds will be offered over a substantially larger asset base than the Existing Funds, there is a potential that Affected Contract Owners will, over time, realize the benefits from additional economies of scale with respect to the advisory fees.

B. Purposes of the Proposed Substitutions. The principal purposes of the Substitutions are as follows:

1. ***Implement Business Plan.*** The Substitutions are another step in the Companies' overall business plan to make the Contracts more competitive (and thus more attractive to customers) and more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain performance, risk and pricing guidelines.

2. ***Influence***. The Substitutions will replace unaffiliated funds with funds that are advised and sub-advised by affiliates of the Companies. Additionally, the Replacement Funds will only be available through variable insurance products offered by the Companies or their affiliated insurance companies. Consequently, the Board of the Replacement Funds has greater sensitivity to the needs of Contract Owners. The Substitutions will provide the Companies with more influence over the administrative aspects of the funds offered through the Contracts.

Influence is important because changes to the funds offered through the Contracts often result in costly, off-cycle communications and mailing to Contract Owners. These changes may include changes in fund management, changes in investment style and/or policies and changes resulting from economic conditions or regulatory events. Currently, if the Companies or their Contract Owners object to any such changes, the only recourse the Companies have is to propose substitution of another fund. Substitutions involve extensive review, regulatory approvals and significant time and expense. For affiliated funds, there is greater influence over the pace and timing of such changes. Additionally, issues involving poor performance, the inability of the sub-adviser to properly manage the fund's assets and other matters affecting the qualification of a fund's sub-adviser may be solved by the adviser removing the sub-adviser. Under the manager-of-managers exemptive relief granted to the certain ING fund families and relied upon by Voya Variable Portfolios, Inc.,[14] a vote of the shareholders is not necessary to change a sub-adviser, except for changes involving certain affiliated sub-advisers. Notwithstanding, after the Effective Date of the Substitutions the Applicants agree not to change a Replacement Fund's sub-adviser

[14] Investment Company Act of 1940 Release No. 30603 (July 22, 2013).

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11

without first obtaining shareholder approval of either (1) the sub-adviser change or (2) the parties continued ability to rely on their manager-of-managers relief.

The Companies believe that the Substitutions will enable them to exercise more influence over the management and administration of the funds offered through their Contracts, thereby reducing costs and customer confusion. The added influence will give each Company the ability to react more quickly to the changes and problems it encounters in its oversight of the funds which are available in its Contracts.

3. ***Reduction of Costs.*** The replacement of the Existing Funds, which are managed by unaffiliated investment advisers, with the Replacement Funds which are managed by affiliated investment advisers will allow the Companies to reduce costs by consolidating administration of the Replacement Funds with its other funds. Changes by the Existing Funds now come unexpectedly and may require product amendments, regulatory filings and/or immediate notification to Contract Owners. Such changes can be better planned or anticipated for the Replacement Funds so that costs are reduced by including the changes with other routine regulatory filings and mailings regularly sent to Contract Owners.

4. ***Due Diligence.*** The Companies have an on-going fund due diligence process through which they select, evaluate and monitor the funds available through the Contracts. This process contributes to the Companies' ability to offer competitive products and services and assist their customers in meeting their financial goals. The Substitutions will allow the Companies to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contracts.

C. Implementation. Applicants will affect the Substitutions as soon as practicable following the issuance of the requested order. As of the effective date of the Substitutions ("Effective Date"), shares of the Existing Funds will be redeemed for cash. The Companies, on behalf of each Existing Fund subaccount of each relevant Account, will simultaneously place a redemption request with each Existing Fund and a purchase order with the corresponding Replacement Fund so that the purchase of Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the applicable Replacement Fund.

The Substitutions will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner's contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the applicable Accounts. No brokerage commissions, fees or other remuneration will be paid by either the Existing Funds or the Replacement Funds or by Affected Contract Owners in connection with the Substitutions. The transaction comprising the Substitutions will be consistent with the policies of each registered open-end management investment company involved and with the general purposes of the 1940 Act.

Affected Contract Owners will not incur any fees or charges as a result of the Substitutions nor will their rights or the Companies' obligations under the Contracts be altered in any way. The Companies or their affiliates will pay all expenses and transaction costs of the

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Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Affected Contract Owners. The Substitutions will not cause the Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitutions than before the Substitutions. Also, as described more fully below, after notification of the Substitutions and for 30 days after the Effective Date, Affected Contract Owners may reallocate the subaccount value of the Existing Funds to any other investment option available under their Contract without incurring any administrative costs or allocation (transfer) charges.

All Affected Contract Owners were notified of this Application by means of supplements to the Contract prospectuses shortly after the date the Application was first filed with the Commission. Among other information regarding the Substitutions, the supplements will inform Affected Contract Owners that beginning on the date of the supplements the Companies will not exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers from an Existing Fund (other than restrictions related to frequent or disruptive transfers) until at least 30 days after the Effective Date of the Substitutions. Following the date the order requested by this Application is issued, but before the Effective Date, Affected Contract Owners will receive a second supplement to the Contract prospectuses setting forth the Effective Date and advising Affected Contract Owners of their right, if they so choose, at any time prior to the Effective Date, to reallocate or withdraw accumulated value in the Existing Fund subaccounts under their Contracts or otherwise terminate their interest therein in accordance with the terms and conditions of their Contracts. If Affected Contract Owners reallocate account value prior to the Effective Date or within 30 days after the Effective Date, there will be no charge for the reallocation of accumulated value from the Existing Fund subaccounts and the reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers. The Companies will not exercise any right they may have under the Contracts to impose additional restrictions or fees on transfers from an Existing Fund under the Contracts (other than restrictions related to frequent or disruptive transfers) for a period of at least 30 days following the Effective Date of the Substitutions. Additionally, all Affected Contract Owners will be sent prospectuses of the applicable Replacement Funds before the Effective Date.

Within five (5) business days after the Effective Date, Affected Contract Owners will be sent a written confirmation ("Post-Substitution Confirmation") indicating that shares of the Existing Funds have been redeemed and that the shares of the corresponding Replacement Fund have been substituted. The Post-Substitution Confirmation will show how the allocation of the Contract Owner's account value before and immediately following the Substitutions have changed as a result of the Substitutions and detail the transactions effected on behalf of the respective Affected Contract Owner because of the Substitutions.

D. Relief Requested. Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitutions.

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**IV - APPLICANTS' ANALYSIS IN SUPPORT OF REQUEST FOR AN ORDER
PURSUANT TO SECTION 26(c) OF THE 1940 ACT**

A. **Relevant Statutory Provisions.** Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) was added to the 1940 Act by the Investment Company Amendments Act of 1970 then as Section 26(b). Prior to enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund,[15] recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.[16]

Congress responded to the Commission's concerns by enacting Section 26(b) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

> The proposed amendment recognizes that in case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and provisions of the 1940 Act.[17]

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[15]   In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(b) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act. *See* House Committee Interstate and Foreign Commerce, Report on the Securities and Exchange Commission on Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

[16]   See *id.*

[17]   S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).

The substitution of shares held by each Account, as described above, appears to involve a substitution of securities within the meaning of Section 26(c) of the 1940 Act.[18] Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the Substitutions.

B. Comparison of Fees and Expenses, Investment Objectives, Strategies and Risks, Expense Ratios and Total Return. At the time of the Substitutions the overall fees and expenses of the Replacement Funds will be less than those assessed by the Existing Funds.[19]

Furthermore, each Replacement Fund has investment objectives and investment strategies that are similar to those of the corresponding Existing Fund, or each Replacement Fund's underlying portfolio construction and investment results are similar to those of the corresponding Existing Fund. Accordingly, the Applicants believe that the fundamental investment objectives, risk and performance expectations of the Affected Contract Owners will continue to be met after the Substitutions.

Applicants generally submit that the Substitutions meet the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past.[20]

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18 While Section 26(b), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(b) to apply to "a substitution of securities in any *subaccount* of a registered separate account." *Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons*, Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

19 For two years following the implementation of the Substitution described herein, the net annual expenses of each Replacement Fund will not exceed the net annual expenses of each corresponding Existing Fund as of August 31, 2014. To achieve this limitation, the Replacement Funds' investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. In addition, the Companies will not increase the Contract fees and charges, including the asset based charges such as mortality and expense risk charges deducted from the subaccounts, which would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution.

20 See, *e.g. Lincoln National Life Company, et al.*, (File No. 812-14063), Investment Company Act Release No. 30517 (May 14, 2013)(Order); *AXA Equitable Life Insurance Company, et al.*, (File No. 812-14036), Investment Company Act Release No. 30405 (February 26, 2013)(Order); *New York Life Insurance and Annuity Corporation, et al.*, (File No. 812-13903), Investment Company Act Release No. 29947 (February 14, 2012)(Order); *Allianz Life Insurance Company of North America, et al.*, (File No. 812-13821), Investment Company Act Release No. 29716 (July 6, 2011)(Order); *AXA Equitable Life Insurance Company, et al.*, (File No. 812-13686), Investment Company Act Release No. 29372 (July 29, 2010)(Order); *Nationwide Life Insurance Company, et al.*, (File No. 812-13495), Investment Company Act Release No 28815 (July 8, 2009)(Order); *Riversource Life Insurance Company, et al.*, (File No. 812-13492), Investment Company Act Release No. 28575 (December 30, 2008)(Order); *ING USA Annuity and Life Insurance Company, et al.,* (File No. 812-13466), Investment Company Act Release No. 28285 (May 23, 2008) (Order); *ING Life Insurance and Annuity Company, et al.,* (File No. 812-13361), Investment Company Act Release No. 27885 (July 16, 2007) (Order); *ING Life Insurance and Annuity Company, et al.,* (File No. 812-13260), Investment Company Act Release No. 27445 (August 15, 2006) (Order); *ING USA Annuity and Life Insurance Company, et al.,* (File No. 812-13148), Investment Company Act Release No. 27052 (August 30, 2005) (Order); *ING Life Insurance and Annuity Company, et al.,* (File No. 812-13101), Investment Company Act Release No. 26711 (December 20, 2004) (Order); *Security Life of Denver Insurance Company, et al.,* (File No. 812-11010), Investment Company Act Release No. 23291 (June 29, 1998) (Order).

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Comparative information regarding fees and expenses (including management fee breakpoints),[21] investment objectives and strategies, expense ratios and total return for the proposed Substitutions is as follows.

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[21] The tables show the operating expenses for the Replacement Fund and the Existing Fund as a ratio of expenses to average daily net assets. The fees and expenses of the Replacement Fund and the Existing Fund are based on net assets as of August 31, 2014.

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1. ***Voya Russell Large Cap Value Index Portfolio for the ClearBridge Variable Large Cap Value Portfolio.***

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Replacement Fund							
• Voya Russell Large Cap Value Index Portfolio – Class I	0.45%	None	0.10%	0.04%	0.60%*	0.10%	0.50%
Existing Fund							
• ClearBridge Variable Large Cap Value Portfolio – Class I	0.65%	None	None	0.08%	0.73%	None	0.73%

*Includes 0.01% of acquired fund fees and expenses.

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		**Replacement Fund**	
ClearBridge Variable Large Cap Value Portfolio Total Net Expenses: 0.73% - Class I Management Fee: 0.65%		**Voya Russell Large Cap Value Index Portfolio** Total Net Expenses: 0.50% - Class I Management Fee: 0.45%	
Management Fee Breakpoints		**Management Fee Breakpoints**	
0.65%	First $350 million	0.45%	First $250 million
0.55%	Next $150 million	0.35%	Next $250 million
0.525%	Next $250 million	0.30%	Thereafter
0.50%	Next $250 million		
0.45%	Over $1 billion		

c. Investment Objectives, Strategies and Risks.

Existing Fund	**Replacement Fund**
ClearBridge Variable Large Cap Value Portfolio	**Voya Russell Large Cap Value Index Portfolio**
Investment Objective – The fund seeks long-term growth of capital as its primary investment objective. Current income is a secondary objective.	Investment Objective – The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index

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	("Index").
Principal Investment Strategies – Under normal circumstances, the fund invests at least 80% of its net assets, plus borrowings for investment purposes, if any, in equity securities, or other investments with similar economic characteristics, of companies with large market capitalizations.	Principal Investment Strategies – Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all, or substantially all of its assets in these securities. The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act"). The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Index includes those Russell Top 200® Index companies that exhibit value characteristics, including lower price-to-book ratios and lower forecasted growth values. As of December 31, 2013, the smallest company in the Index had a market capitalization of $3 billion and the largest company had a market capitalization of $500.7 billion. As of February 28, 2014, a portion of the Index was concentrated in the financials sector and portions of the Index were focused in the energy sector (including the oil, gas, and consumable fuels industry) and the health care sector.

	The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures and other derivatives as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index. The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons. The Portfolio may lend portfolio securities on a short-term or long-term basis, up to $33\,^1\!/_3$ % of its total assets.
Principal Risks – Risk is inherent in all investing. There is no assurance that the fund will meet its investment objective. The value of an investment in the fund, as well as the amount of return an investor receives on their investment, may fluctuate significantly. An investor may lose part or all of their investment in the fund or their investment may not perform as well as other similar investments. The fund may take temporary defensive positions; in such a case, the fund will not be pursuing its principal investment strategies. The following is a summary description of certain risks of investing in the fund. **Stock market and equity securities risk.** The securities markets are volatile and the market prices of the fund's securities may decline generally. Securities fluctuate in price based on changes in a company's financial condition and overall market and economic conditions. If the market prices of the securities owned by the fund fall, the value of an investment in the fund will	Principal Risks – An investor could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds. **Company.** The price of a given company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless. **Concentration.** To the extent that the Portfolio's index "concentrates," as that term is defined in the 1940 Act, in the securities of a particular industry or group of industries or a single country or region, the Portfolio will concentrate its investments to approximately the same extent as the Index. As a result, the Portfolio may be subject to greater market

decline.

Recent market events risk. The global financial crisis that began in 2008 has caused a significant decline in the value and liquidity of many securities and unprecedented volatility in the markets. In response to the crisis, the U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including by keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, failure of efforts in response to the crisis, or investor perception that such efforts are not succeeding could negatively affect financial markets generally as well as result in higher interest rates, increase market volatility and reduce the value and liquidity of certain securities.

This environment could make identifying investment risks and opportunities especially difficult for the subadviser, and whether or not the fund invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the fund's investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.

Issuer risk. The value of a security can go up or down more than the market as a whole and can perform differently from the value of the market as a whole, often due to disappointing earnings reports by the issuer, unsuccessful products or services, loss of major customers, major litigation against the issuer or changes in government regulations affecting the issuer or the competitive environment. The fund may experience a substantial or complete loss on an individual security. Historically, the prices of

fluctuation than a fund which has securities representing a broader range of investment alternatives. If securities in which the Portfolio concentrates fall out of favor, the Portfolio could underperform funds that have greater diversification.

Convertible Securities.   Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt securities, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit.   Prices of bonds and other debt instruments can fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay altogether.

Derivative Instruments.   Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in interest rates and liquidity risk. The use of certain derivatives may also have a leveraging effect which may increase the volatility of the Portfolio and reduce its returns. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing.   To the extent that the Portfolio invests a substantial portion of its assets in a particular industry, sector, market segment, or geographical area, its investments will be sensitive to developments in that securities of small and medium capitalization companies have generally gone up or down more than those of large capitalization companies, although even large capitalization companies may fall out of favor with investors.

Large capitalization company risk. Large capitalization companies may fall out of favor with investors.

Liquidity risk. Some assets held by the fund may be impossible or difficult to sell, particularly during times of market turmoil. These illiquid assets may also be difficult to value. If the fund is forced to sell an illiquid asset to meet redemption requests or other cash needs, the fund may be forced to sell at a loss.

Portfolio selection risk. The value of an investment may decrease if the subadviser's judgment about the attractiveness or value of or market trends affecting a particular security, industry, sector or region, or about market movements is incorrect.

Value investing risk. The value approach to investing involves the risk that stocks may remain undervalued. Value stocks may underperform the overall equity market while the market concentrates on growth stocks. Although the fund will not concentrate its investments in any one industry or industry group, it may, like many value funds, weight its investments toward certain industries, thus increasing its exposure to factors adversely affecting issuers within those industries.

Risk of increase in expenses. An investor's actual costs of investing in the fund may be higher than the expenses shown in "Annual fund operating expenses" for a variety of reasons. For example, expense ratios may be higher than those shown if a fee limitation is changed or terminated or if average net assets decrease. Net assets are more likely to decrease and fund expense ratios are more likely to increase when markets are volatile.

industry, sector, market segment, or geographical area. The Portfolio assumes the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or geographical area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or be more volatile than, other funds that invest more broadly.

Index Strategy.   The index selected may underperform the overall market and the Portfolio might fail to track its target index. The correlation between the Portfolio and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. The Portfolio's actual holdings might not match the Index and the Portfolio's effective exposure to index securities at any given time may not equal 100%.

Interest Rate.   With bonds and other fixed rate debt instruments, a rise in interest rates generally causes values to fall; conversely, values generally rise as interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed increases. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising interest rates. Rising interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For fixed-income securities, an increase in interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain Portfolio investments, adversely affect values, and increase a Portfolio's costs. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed income markets.

Liquidity. If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, and the security could have the effect of decreasing the overall level of the Portfolio's liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, which could vary from the amount the Portfolio could realize upon disposition. The Portfolio may make investments that become less liquid in response to market developments or adverse investor perception. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market. Stock prices may be volatile and are affected by the real or perceived impacts of such factors as economic conditions and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to Portfolio costs and impair the ability of the Portfolio to achieve its investment objectives.

Other Investment Companies. The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying a registered open-end management investment company might decrease. Because the Portfolio may invest in other investment companies, an investor will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees,

	and custodial fees) in addition to the expenses of the Portfolio.
	Securities Lending. Securities lending involves two primary risks: "investment risk" and "borrower default risk." Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.
	Value Investing. Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings and industrial production.

d. **Comparison.**   The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other with similar weighted average holdings from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Large Value style box. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks, principal investment strategies, and naming conventions, as there is significant investment flexibility within those constraints.

The Existing Fund's investment objective is long-term growth of capital and the secondary objective is current income, and the Replacement Fund seeks to track the Russell Top 200 Value Index. Under normal circumstances, the Existing Fund invests at least 80% of its net assets, plus borrowings for investment purposes, if any, in equity securities, or other investments with similar economic characteristics, of companies with large market capitalizations.   The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index ("Index"). Under normal market conditions, the Replacement Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Replacement Fund currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index.

With respect to the Existing Fund's and Replacement Fund's primary and/or secondary investment objectives, each shares some combination of long-term capital appreciation and current/reasonable income language. The Replacement Fund, as an index fund, does not specifically state either capital appreciation or income in its objective but rather focuses on an index replication due to its passive nature. The passive index it is replicating, however, seeks to generate long-term capital appreciation and also delivers current/reasonable income. In fact, as of August 31, 2014, the current yield on the performance benchmark for the Replacement Fund, the Russell Top 200 Value Index, was 2.27%, higher than the current yield of the performance benchmark for the Existing Fund, the Russell 1000 Value Index, which was 2.17%. Furthermore, while the listed principal investment strategies of the Existing Fund and the Replacement Fund differ in language and breadth, at their core each is required to invest in more than 80% equity securities of a large cap, primarily income producing companies. Although the Replacement Fund seeks to replicate an index, as noted above, the index is consists of equity securities of a large cap and income producing companies. Over 95% of the underlying securities in the index the Replacement Fund seeks to replicate (both by names and by asset weight) pay a dividend.

While the Existing Fund and the Replacing Fund are benchmarked to a different index, there is very high overlap in the construction and the returns of those differing indices. The companies that make up the Replacement Fund's Russell Top 200 Value Index benchmark comprise 69% of the Existing Fund's Russell 1000 Value Index benchmark.

Even though the overlap of these benchmarks is not 100%, there is a high correlation in the returns of these benchmarks over time. Over the past five years there is no less than a 98% correlation in the returns between the Existing Fund's benchmark and the Replacement Fund's benchmark. This means that the returns tend to move nearly in lockstep with each other, and this has a similar effect on the actual returns of the Existing Fund and the Replacement Fund. As shown in the performance tables below, the Replacement Portfolio has exhibited similar or better performance to the Existing Portfolio at a meaningfully lower expense ratio.

To summarize, while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other such that each Affected Contract Owner's fundamental investment objectives and risk and return expectations will continue to be met after the Substitution.

         e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Replacement Fund						
• Voya Russell Large Cap Value Index Portfolio –						(05/01/2009)
Class I	0.50%	22.89%	20.72%	14.96%	N/A	17.61%

Existing Fund						
• ClearBridge Variable Large Cap Value Portfolio						(02/17/1998)
– Class I	0.73%	23.19%	21.01%	16.04%	8.26%	7.07%

The Replacement Fund has slightly underperformed the Existing Fund over the one, three and five-year periods. The Replacement Fund will, however, allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

> **f.   Post Substitution Net Assets.** The estimated net assets of the Voya Russell Large Cap Value Index Portfolio – Class I immediately following the proposed substitution will be approximately $63,616,470. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($51,723,771) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of August 31, 2014 ($11,892,699).

2. *Voya Russell Large Cap Value Index Portfolio for Fidelity VIP Equity-Income Portfolio.*

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Replacement Fund • Voya Russell Large Cap Value Index Portfolio – Class I	0.45%	None	0.10%	0.04%	0.60%*	0.10%	0.50%
Existing Fund • Fidelity VIP Equity-Income Portfolio – Initial Class	0.45%	None	None	0.10%	0.57%**	None	0.57%
Replacement Fund • Voya Russell Large Cap Value Index Portfolio – Class S	0.45%	0.25%	0.10%	0.04%	0.85%*	0.10%	0.75%
Existing Fund • Fidelity VIP Equity-Income Portfolio – Service 2 Class	0.45%	0.25%	None	0.10%	0.82%**	None	0.82%

*Includes 0.01% of acquired fund fees and expenses.
** Includes 0.02% of acquired fund fees and expenses.

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		**Replacement Fund**	

Fidelity VIP Equity-Income Portfolio
Total Net Expenses: 0.57% - Initial Class
                      0.82% - Service 2 Class
 	
Management Fee: 0.45%
		Voya Russell Large Cap Value Index Portfolio
		Total Net Expenses: 0.50% - Class I
		                      0.75% - Class S
		
		Management Fee: 0.45%	

Management Fee Breakpoints for both classes of shares		**Management Fee Breakpoints for both classes of shares**	
0.2559%	Group Fee Rate*	0.45%	First $250 million
0.20%	Individual Fund Fee Rate	0.35%	Next $250 million
0.4559%	Management Fee Rate (sum of above)	0.30%	Thereafter

* Fidelity calculates a "Group Fee Rate." The group fee rate is based on the monthly average net assets of all of the registered investment companies with which FMR has management contracts. The Group Fee Rate of 0.2559% corresponds to AUM up to $1,374 billion.	

c. **Investment Objectives, Strategies and Risks.**

Existing Fund	Replacement Fund
Fidelity VIP Equity-Income Portfolio Investment Objective – The fund seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500$^®$ Index.	**Voya Russell Large Cap Value Index Portfolio** Investment Objective – The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200$^®$ Value Index ("Index").
Principal Investment Strategies – Normally invests at least 80% of assets in equity securities. Normally invests primarily in income-producing equity securities, which tends to lead to investments in large cap "value" stocks. Potentially invests in other types of equity securities and debt securities, including lower-quality debt securities. Invests in domestic and foreign issuers. Uses fundamental analysis of factors such as each issuer's financial condition and industry position, as well as market and economic conditions, to select investments. Potentially uses using covered call options as tools in managing the fund's assets.	Principal Investment Strategies – Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all, or substantially all of its assets in these securities. The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act"). The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index.

	The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Index includes those Russell Top 200® Index companies that exhibit value characteristics, including lower price-to-book ratios and lower forecasted growth values. As of December 31, 2013, the smallest company in the Index had a market capitalization of $3 billion and the largest company had a market capitalization of $500.7 billion. As of February 28, 2014, a portion of the Index was concentrated in the financials sector and portions of the Index were focused in the energy sector (including the oil, gas, and consumable fuels industry) and the health care sector. The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures and other derivatives as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index. The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons. The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 $^{1}/_{3}$ % of its total assets.
Principal Risks – **Stock Market Volatility.** Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or	Principal Risks – An investor could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio

economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

Interest Rate Changes. Interest rate increases can cause the price of a debt security to decrease.

Foreign Exposure. Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

"Value" Investing. "Value" stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.

An investor could lose money by investing in the fund.

performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company.   The price of a given company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Concentration.   To the extent that the Portfolio's index "concentrates," as that term is defined in the 1940 Act, in the securities of a particular industry or group of industries or a single country or region, the Portfolio will concentrate its investments to approximately the same extent as the Index. As a result, the Portfolio may be subject to greater market fluctuation than a fund which has securities representing a broader range of investment alternatives. If securities in which the Portfolio concentrates fall out of favor, the Portfolio could underperform funds that have greater diversification.

Convertible Securities.   Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt securities, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit.   Prices of bonds and other debt instruments can fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay altogether.

Derivative Instruments.   Derivative instruments are subject to a number of risks, including the risk of changes in the market price

29

of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in interest rates and liquidity risk. The use of certain derivatives may also have a leveraging effect which may increase the volatility of the Portfolio and reduce its returns. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing. To the extent that the Portfolio invests a substantial portion of its assets in a particular industry, sector, market segment, or geographical area, its investments will be sensitive to developments in that industry, sector, market segment, or geographical area. The Portfolio assumes the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or geographical area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or be more volatile than, other funds that invest more broadly.

Index Strategy. The index selected may underperform the overall market and the Portfolio might fail to track its target index. The correlation between the Portfolio and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. The Portfolio's actual holdings might not match the Index and the Portfolio's effective exposure to index securities at any given time may not equal 100%.

Interest Rate. With bonds and other fixed rate debt instruments, a rise in interest rates generally causes values to fall; conversely, values generally rise as interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed increases. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising interest rates. Rising interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For fixed-income securities, an increase in interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain Portfolio investments, adversely affect values, and increase a Portfolio's costs. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed income markets.

Liquidity. If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, and the security could have the effect of decreasing the overall level of the Portfolio's liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, which could vary from the amount the Portfolio could realize upon disposition. The Portfolio may make investments that become less liquid in response to market developments or adverse investor perception. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market. Stock prices may be volatile and are affected by the real or perceived impacts of such factors as economic conditions and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of

31

	favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to Portfolio costs and impair the ability of the Portfolio to achieve its investment objectives. **Other Investment Companies.** The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying a registered open-end management investment company might decrease. Because the Portfolio may invest in other investment companies, an investor will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. **Securities Lending.** Securities lending involves two primary risks: "investment risk" and "borrower default risk." Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner. **Value Investing.** Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings and industrial production.

d. **Comparison.**   The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other with similar weighted average holdings from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Large Value style box. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks, principal investment strategies, and naming conventions, as there is significant investment flexibility within those constraints.

The Existing Fund's investment objective is to seek reasonable income, and will also consider the potential for capital appreciation. The Existing Fund normally invests at least 80% of assets in equity securities, primarily in income-producing equity securities, which tends to lead to investments in large cap "value" stocks. The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index ("Index"). Under normal market conditions, the Replacement Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Replacement Fund currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index.

With respect to the Existing Fund's and Replacement Fund's primary and/or secondary investment objectives, each shares some combination of long-term capital appreciation and current/reasonable income language. The Replacement Fund, as an index fund, does not specifically state either capital appreciation or income in its objective but rather focuses on an index replication due to its passive nature. The passive index it is replicating, however, seeks to generate long-term capital appreciation and also delivers current/reasonable income. In fact, as of August 31, 2014, the current yield on the performance benchmark for the Replacement Fund, the Russell Top 200 Value Index, was 2.27%, higher than the current yield of the performance benchmark for the Existing Fund, the Russell 3000 Value Index, which was 2.15%.

Furthermore, while the listed principal investment strategies of the Existing Fund and the Replacement Fund differ in language and breadth, at their core each is required to invest in more than 80% equity securities of a large cap, primarily income producing companies. Although the Replacement Fund seeks to replicate an index, as noted above, the index is consists of equity securities of a large cap and income producing companies. Over 95% of the underlying securities in the index the Replacement Fund seeks to replicate (both by names and by asset weight) pay a dividend.

While the Existing Fund and the Replacing Fund are benchmarked to a different index, there is very high overlap in the construction and the returns of those differing indices. The companies that make up the Replacement Fund's Russell Top 200 Value Index benchmark comprise 64% of the Existing Fund's Russell 3000 Value Index benchmark.

Even though the overlap of these benchmarks is not 100%, there is a high correlation in the returns of these benchmarks over time. Over the past five years there is no less than a 98%

33

correlation in the returns between the Existing Fund's benchmark and the Replacement Fund's benchmark. This means that the returns tend to move nearly in lockstep with each other, and this has a similar effect on the actual returns of the Existing Fund and the Replacement Fund. As shown in the performance tables below, the Replacement Portfolio has exhibited similar or better performance to the Existing Portfolio at a meaningfully lower expense ratio.

To summarize, while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other such that each Affected Contract Owner's fundamental investment objectives and risk and return expectations will continue to be met after the Substitution.

e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Replacement Fund • Voya Russell Large Cap Value Index Portfolio – Class I	0.50%	22.89%	20.72%	14.96%	N/A	(05/01/2009) 17.61%
Existing Fund • Fidelity VIP Equity-Income Portfolio – Initial Class	0.57%	20.13%	19.07%	15.43%	7.28%	(10/09/1986) 9.51%
Replacement Fund • Voya Russell Large Cap Value Index Portfolio – Class S	0.75%	22.62%	20.44%	14.68%	N/A	(05/01/2009) 17.35%
Existing Fund • Fidelity VIP Equity-Income Portfolio – Service 2 Class	0.82%	19.87%	18.79%	15.15%	7.02%	(01/12/2000) 5.68%

f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Large Cap Value Index Portfolio – Class I immediately following the proposed substitution will be approximately $102,560,030. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($51,723,771) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of August 31, 2014 ($50,836,259).

The estimated net assets of the Voya Russell Large Cap Value Index Portfolio – Class S immediately following the proposed substitution will be approximately $309,764,378. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($140,739,513) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of August 31, 2014 ($169,024,865).

Deleted: December
Deleted: 2012
Deleted: Substitute
Deleted: ING
Deleted: 02/2005
Deleted: Growth
Deleted: 60
Deleted: 18.10
Deleted: 11.52
Deleted: 7.54
Deleted: --
Deleted: 9.02
Deleted: Replaced
Deleted: Contrafund
Deleted: 01/03/1995)¶
¶
Deleted: .43
Deleted: 64
Deleted: 16.42
Deleted: 9.98
Deleted: 0.74
Deleted: 8.99

3. *Voya Russell Large Cap Index Portfolio for the Invesco VI Core Equity Fund.*

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Replacement Fund • Voya Russell Large Cap Index Portfolio – Class S	0.25%	0.25%	0.10%	0.03%	0.64%*	0.01%	0.63%
Existing Fund • Invesco VI Core Equity Fund – Class I	0.61%	None	None	0.29%	0.92%**	0.02%	0.90%

*Includes 0.01% of acquired fund fees and expenses.
**Includes 0.02% of acquired fund fees and expenses.

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		**Replacement Fund**	
Invesco VI Core Equity Fund Total Net Expenses: 0.90% - Class I _____ Management Fee: 0.61%		**Voya Russell Large Cap Index Portfolio** Total Net Expenses: 0.63% - Class S _____ Management Fee: 0.25%	
Management Fee Breakpoints		**Management Fee Breakpoints**	
0.65% 0.60%	First $250 million Over $250 million	0.25% 0.23% 0.21%	First $1 billion Next $1 billion Thereafter

c. Investment Objectives, Strategies and Risks.

Existing Fund	**Replacement Fund**
Invesco VI Core Equity Fund Investment Objective – The Fund's investment objective is long-term growth of capital.	**Voya Russell Large Cap Index Portfolio** Investment Objective – The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index ("Index").
Principal Investment Strategies –	Principal Investment Strategies –

The portfolio management team seeks to construct a portfolio of issuers that have high or improving return on invested capital (ROIC), quality management, a strong competitive position and which are trading at compelling valuations. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and in derivatives and other instruments that have economic characteristics similar to such securities. The Fund invests primarily in equity securities. The principal type of equity securities in which the Fund invests is common stock. The Fund may invest in the securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers.

The Fund may invest up to 25% of its net assets in foreign securities, which includes foreign debt and foreign equity securities.

The Fund employs a risk management strategy to help minimize loss of capital and reduce excessive volatility. Pursuant to this strategy, the Fund generally invests a substantial amount of its assets in cash and cash equivalents. As a result, the Fund may not achieve its investment objective.

The Fund can invest in derivative instruments, including futures contracts and forward foreign currency contracts.

The Fund can use futures contracts, including index futures, to gain exposure to the broad market by equitizing cash and as a hedge against downside risk.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

In selecting securities for the Fund, the portfolio managers conduct fundamental research of issuers to gain a thorough understanding of their

Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all, or substantially all of its assets in these securities.

The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act").

The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index.

The Index is an unmanaged index that measures the performance of the 200 largest companies in the Russell 1000® Index, which together represent approximately 69% of the total market capitalization of the Russell 1000® Index. As of December 31, 2013 the smallest company in the Index had a market capitalization of $3 billion and the largest company had a market capitalization of $500.7 billion. As of February 28, 2014, portions of the Index were focused in the information technology sector and the financials sector.

The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures and other derivatives as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the business prospects, appreciation potential and ROIC. The process they use to identify potential investments for the Fund includes three phases: financial analysis, business analysis and valuation analysis. Financial analysis evaluates an issuer's capital allocation, and provides vital insight into historical and potential ROIC which is a key indicator of business quality and caliber of management. Business analysis allows the team to determine an issuer's competitive positioning by identifying key drivers of the issuer, understanding industry challenges and evaluating the sustainability of competitive advantages. Both the financial and business analyses serve as a basis to construct valuation models that help estimate an issuer's value. The portfolio managers use three primary valuation techniques: discounted cash flow, traditional valuation multiples and net asset value. At the conclusion of their research process, the portfolio managers will generally invest in an issuer when they have determined it potentially has high or improving ROIC, quality management, a strong competitive position and is trading at an attractive valuation.

The portfolio managers consider selling a security when it exceeds the target price, has not shown a demonstrable improvement in fundamentals or a more compelling investment opportunity exists.

Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.

The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 $^{1}/_{3}$ % of its total assets

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Principal Risks –

As with any registered open-end management investment company investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:

Cash/Cash Equivalents Risk. Holding cash or cash equivalents may negatively affect performance.

Principal Risks –

An investor could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company. The price of a given company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Debt Securities Risk. The Fund may invest in debt securities that are affected by changing interest rates and changes in their effective maturities and credit quality.

Derivatives Risk. The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index, or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by owning the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative, which may make the Fund's returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund's ability to use certain derivatives or their cost. Also, derivatives used for hedging or to gain or limit exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.

Foreign Securities Risk. The Fund's foreign investments may be affected by changes in a foreign country's exchange rates, political and social instability, changes in economic or

Convertible Securities. Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt securities, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit. Prices of bonds and other debt instruments can fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay altogether.

Derivative Instruments. Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in interest rates and liquidity risk. The use of certain derivatives may also have a leveraging effect which may increase the volatility of the Portfolio and reduce its returns. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing. To the extent that the Portfolio invests a substantial portion of its assets in a particular industry, sector, market segment, or geographical area, its investments will be sensitive to developments in that industry, sector, market segment, or geographical area. The Portfolio assumes the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or taxation policies, difficulties when enforcing obligations, decreased liquidity, and increased volatility. Foreign companies may be subject to less regulation resulting in less publicly available information about the companies.

Management Risk. The investment techniques and risk analysis used by the Fund's portfolio managers may not produce the desired results.

Market Risk. The prices of and the income generated by the Fund's securities may decline in response to, among other things, investor sentiment, general economic and market conditions, regional or global instability, and currency and interest rate fluctuations.

Small- and Mid-Capitalization Risks. Stocks of small- and mid-sized companies tend to be more vulnerable to adverse developments and may have little or no operating history or track record of success, and limited product lines, markets, management and financial resources. The securities of small- and mid-sized companies may be more volatile due to less market interest and less publicly available information about the issuer. They also may be illiquid or restricted as to resale, or may trade less frequently and in smaller volumes, all of which may cause difficulty when establishing or closing a position at a desirable price.

geographical area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or be more volatile than, other funds that invest more broadly.

Index Strategy. The index selected may underperform the overall market and the Portfolio might fail to track its target index. The correlation between the Portfolio and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. The Portfolio's actual holdings might not match the Index and the Portfolio's effective exposure to index securities at any given time may not equal 100%.

Interest Rate. With bonds and other fixed rate debt instruments, a rise in interest rates generally causes values to fall; conversely, values generally rise as interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising interest rates. Rising interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For fixed-income securities, an increase in interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain Portfolio investments, adversely affect values, and increase a Portfolio's costs. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed income markets.

Liquidity.   If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, and the security could have the effect of decreasing the overall level of the Portfolio's liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, which could vary from the amount the Portfolio could realize upon disposition. The Portfolio may make investments that become less liquid in response to market developments or adverse investor perception. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market.   Stock prices may be volatile and are affected by the real or perceived impacts of such factors as economic conditions and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to Portfolio costs and impair the ability of the Portfolio to achieve its investment objectives.

Other Investment Companies.   The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying a registered open-end management investment company might decrease. Because the Portfolio may invest in other investment companies, an investor will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio.

Securities Lending.   Securities lending

	involves two primary risks: "investment risk" and "borrower default risk." Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

d. **Comparison.** The Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and similar policies and risks.

The Existing Fund's investment objective is long-term growth of capital. The portfolio management team seeks to construct a portfolio of issuers that have high or improving return on invested capital (ROIC), quality management, a strong competitive position and which are trading at compelling valuations. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and in derivatives and other instruments that have economic characteristics similar to such securities. The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index ("Index"). Under normal market conditions, the Replacement Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index. The Replacement Fund currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the 200 largest companies in the Russell 1000® Index, which together represent approximately 69% of the total market capitalization of the Russell 1000® Index

The Replacement Fund will offer investors exposure to similar types of stocks. Both Portfolios are classified in the Large Blend category by Morningstar.   Both Portfolios have exhibited similar risk statistics.   The three-year standard deviation for the Existing Fund is 11.97% and 12.19% for the Replacement Fund. Based on Morningstar analysis of the underlying holdings, the Replacement Fund tends to invest in larger companies with higher market capitalizations.

Even though the Existing Fund uses a more active strategy, the substitution is appropriate. The three-year correlation coefficient as of August 31, 2014, between the Existing Fund and Replacement Fund is 0.95, representing a very strong positive relationship in returns. This means that as the Existing Fund moved up or down by a given amount, the Replacement Fund moved in the same direction by a very similar amount.

The Replacement Fund has outperformed the Existing Fund over common time periods. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Replacement Fund						(03/10/2008)
• Voya Russell Large Cap Index Portfolio – Class S	0.63%	24.66%	19.96%	15.77%	N/A	8.59%
Existing Fund						(05/02/1994)
• Invesco VI Core Equity Fund – Class I	0.90%	21.81%	17.28%	14.14%	8.58%	8.73%

f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Large Cap Index Portfolio – Class S immediately following the proposed substitution will be approximately $592,345,009. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($591,952,582) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of August 31, 2014 ($392,427).

Deleted: Substitute
Deleted: 05/
Deleted: 2004
Deleted: ING
Deleted: Growth
Deleted: 85
Deleted: 17.81
Deleted: 11.23
Deleted: 7.27
Deleted: --
Deleted: 7.31
Deleted: Replaced
Deleted: 01/12/2000
Deleted: Fidelity VIP Contrafund Portfolio – Service
Deleted: 2
Deleted: 89
Deleted: 16.14
Deleted: 9.70
Deleted: 0.49
Deleted: ¶
Deleted: 72
Deleted: 4.43
Deleted: ING
Deleted: Growth
Deleted: I
Deleted: 1,045 million
Deleted: Substitute
Deleted: 970 million
Deleted: Replaced
Deleted: December
Deleted: 2012 ($75 million
Deleted: ¶

4. *Voya Russell Large Cap Growth Index Portfolio for the Invesco VI American Franchise Fund.*

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution are, or will be prior to implementation of the Substitution, as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Replacement Fund • Voya Russell Large Cap Growth Index Portfolio – Class S	0.40%	0.25%	0.10%	0.03%	0.78%	0.10%	0.68%[25]
Existing Fund • Invesco VI American Franchise Fund – Class I	0.67%	None	None	0.29%	0.96%	None	0.96%[17]

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
Invesco VI American Franchise Fund Total Net Expenses: 0.96% - Class I _____ Management Fee: 0.67%	**Voya Russell Large Cap Growth Index Portfolio** Total Net Expenses: 0.68% - Class S _____ Management Fee: 0.40%
Management Fee Breakpoints	**Management Fee Breakpoints**
0.695% First $250 million 0.67% Next $250 million 0.645% Next $500 million 0.62% Next $550 million 0.60% Next $3.45 billion 0.595% Next $250 million 0.57% Next $2.25 billion 0.545% Next $2.5 billion 0.52% Over $10 billion	0.40% First $500 million 0.38% Next $500 million 0.36% Thereafter

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[25] The fees and expenses of the Replacement Fund are those expected to be in effect on January 1, 2015. Management of the Replacement Fund, the ING Russell Large Cap Growth Index Portfolio, has proposed a reduction in the fund's management fee and a corresponding change to the fund's management fee breakpoint schedule. This proposal is scheduled to be presented to the fund's Board of Directors for approval on or about November 19, 2014. If approved, which is fully expected, the management fee and the breakpoint schedule shown above will become effective January 1, 2015. The Fees and Expenses of the Replacement Fund are those that will be in place before this Substitution will be implemented. The fees and expenses of the Existing Fund are as of August 31, 2014.

c. Investment Objectives, Strategies and Risks.

Existing Fund	Replacement Fund
Invesco VI American Franchise Fund Investment Objective – The Fund's investment objective is to seek capital growth.	**Voya Russell Large Cap Growth Index Portfolio** Investment Objective – The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index ("Index").
Principal Investment Strategies – The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers. The Fund deems an issuer to be a U.S. issuer if (i) its principal securities trading market (i.e., a U.S. stock exchange, NASDAQ or over-the-counter markets) is in the U.S.; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue from either goods produced, sales made or services performed in the U.S.; or (iii) it is organized under the laws of, or has a principal office in the U.S. The Fund invests primarily in equity securities of mid- and large-capitalization issuers. The principal type of equity security in which the Fund invests is common stock. The Fund invests primarily in securities that are considered by the Fund's portfolio managers to have potential for earnings or revenue growth. The Fund may invest up to 20% of its net assets in securities of foreign issuers. The Fund's investment adviser, Invesco Advisers, Inc. (Invesco or the Adviser) uses a bottom-up stock selection process designed to seek alpha (return on investments in excess of the Russell 1000® Growth Index), and as well as a disciplined portfolio construction process designed to manage risk. The Adviser uses a holistic approach that closely examines company fundamentals, including detailed modeling of a	Principal Investment Strategies – Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all, or substantially all of its assets in these securities. The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act"). The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equity universe represented by stocks in the largest 200 by market cap that exhibit growth characteristics. The Index includes Russell Top 200® Index companies with higher price-to-book ratios and higher

company's financial statements and discussions with company management teams, suppliers, distributors, competitors and customers. The Adviser uses a variety of valuation techniques based on the company in question, the industry in which the company operates, the stage of the company's business cycle, and other factors that best reflect a company's value. The Adviser seeks to invest in companies with attractive growth outlooks at compelling valuation levels, including both stable and catalyst-driven growth opportunities.

The Adviser considers whether to sell a particular security when a company hits the price target, a company's fundamentals deteriorate or the catalysts for growth are no longer present or reflected in the stock price.

forecasted growth values. As of December 31, 2013, the smallest company in the Index had a market capitalization of $10.4 billion and the largest company had a market capitalization of $500.7 billion. As of February 28, 2014, a portion of the Index was concentrated in the information technology sector and a portion of the Index was focused in the consumer discretionary sector.

The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures and other derivatives as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.

The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 $\frac{1}{3}$ % of its total assets.

Principal Risks –

As with any registered open-end management investment company investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:

Equity Risk. Equity risk is the risk that the

Principal Risks –

An investor could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company. The price of a given company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, or business challenges. If a company declares bankruptcy or value of securities held by the Fund will fall due to general market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate or factors relating to specific companies in which the Fund invests. For example, an adverse event, such as an unfavorable earnings report, may depress the value of securities held by the Fund; the price of securities may be particularly sensitive to general movements in the stock market; or a drop in the stock market may depress the price of most of all of the securities held by the Fund. In addition, securities of an issuer in the Fund's portfolio may decline in price if the issuer fails to make anticipated dividend payments because, among other reasons, the issuer of the security experiences a decline in its financial condition.

Foreign Securities Risk. The Fund's foreign investments may be affected by changes in a foreign country's exchange rates, political and social instability, changes in economic or taxation policies, difficulties when enforcing obligations, decreased liquidity, and increased volatility. Foreign companies may be subject to less regulation resulting in less publicly available information about the companies.

Growth Investing Risk. Growth stocks tend to be more expensive relative to their earnings or assets compared with other types of stock. As a result they tend to be more sensitive to changes in their earnings and can be more volatile.

Management Risk. The investment techniques and risk analysis used by the Fund's portfolio managers may not produce the desired results.

Market Risk. The prices of and the income generated by the Fund's securities may decline in response to, among other things, investor sentiment, general economic and market conditions, regional or global instability, and currency and interest rate fluctuations.

Mid-Capitalization Risk. Stocks of mid-sized companies tend to be more vulnerable to adverse

becomes insolvent, its stock could become worthless.

Concentration.   To the extent that the Portfolio's index "concentrates," as that term is defined in the 1940 Act, in the securities of a particular industry or group of industries or a single country or region, the Portfolio will concentrate its investments to approximately the same extent as the Index. As a result, the Portfolio may be subject to greater market fluctuation than a fund which has securities representing a broader range of investment alternatives. If securities in which the Portfolio concentrates fall out of favor, the Portfolio could underperform funds that have greater diversification.

Convertible Securities.   Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt securities, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit.   Prices of bonds and other debt instruments can fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay altogether.

Derivative Instruments.   Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in interest rates and liquidity risk. The use of certain derivatives may also have a leveraging effect which may increase the volatility of the Portfolio and reduce its returns. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging, the change in value of a developments and may have little or no operating history or track record of success, and limited product lines, markets, management and financial resources. The securities of mid-sized companies may be more volatile due to less market interest and less publicly available information about the issuer. They also may be illiquid or restricted as to resale, or may trade less frequently and in smaller volumes, all of which may cause difficulty when establishing or closing a position at a desirable price.

derivative may not correlate as expected with the currency, security or other risk being hedged. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing. To the extent that the Portfolio invests a substantial portion of its assets in a particular industry, sector, market segment, or geographical area, its investments will be sensitive to developments in that industry, sector, market segment, or geographical area. The Portfolio assumes the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or geographical area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or be more volatile than, other funds that invest more broadly.

Growth Investing. Prices of growth stocks typically reflect high expectations for future company growth, and may fall quickly and significantly if investors suspect that actual growth may be less than expected. Growth companies typically lack any dividends that might cushion price declines. Growth stocks tend to be more volatile than value stocks, and may underperform the market as a whole over any given time period.

Index Strategy. The index selected may underperform the overall market and the Portfolio might fail to track its target index. The correlation between the Portfolio and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. The Portfolio's actual holdings might not match the Index and the Portfolio's effective exposure to index securities at any given time may not equal 100%.

Interest Rate. With bonds and other fixed rate

debt instruments, a rise in interest rates generally causes values to fall; conversely, values generally rise as interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed increases. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising interest rates. Rising interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For fixed-income securities, an increase in interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain Portfolio investments, adversely affect values, and increase a Portfolio's costs. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed income markets.

Liquidity.   If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, and the security could have the effect of decreasing the overall level of the Portfolio's liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, which could vary from the amount the Portfolio could realize upon disposition. The Portfolio may make investments that become less liquid in response to market developments or adverse investor perception. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market.   Stock prices may be volatile and are affected by the real or perceived impacts of such factors as economic conditions and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any

	given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to Portfolio costs and impair the ability of the Portfolio to achieve its investment objectives.
	Other Investment Companies. The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying a registered open-end management investment company might decrease. Because the Portfolio may invest in other investment companies, an investor will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio.
	Securities Lending. Securities lending involves two primary risks: "investment risk" and "borrower default risk." Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

d. **Comparison.**   The Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and similar policies and risks.

The Existing Fund's investment objective is to seek capital growth. The Existing Fund invests primarily in securities that are considered by the portfolio managers to have potential for earnings or revenue growth. The Existing Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers. The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index ("Index"). Under normal market conditions, the Replacement Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index. The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of

50

the especially large cap segment of the U.S. equity universe represented by stocks in the largest 200 by market cap that exhibit growth characteristics. The Replacement Fund will offer investors exposure to similar types of stocks. Both Portfolios are classified in the Large Growth category by Morningstar.

Even though the Existing Fund uses a more active strategy, the substitution is appropriate. The three-year correlation coefficient as of August 31, 2014, between the Existing Fund and Replacement Fund is 0.95, representing a very strong positive relationship in returns. This means that as the Existing Fund moved up or down by a given amount, the Replacement Fund moved in the same direction by a very similar amount.

The Replacement Fund has outperformed the Existing Fund over the three-year time period, although it has underperformed over the one and five-year periods. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Replacement Fund • Voya Russell Large Cap Growth Index Portfolio – Class S	0.74%	26.58%	19.26%	16.59%	N/A	(05/01/2009) 18.41%[26]
Existing Fund • Invesco VI American Franchise Fund – Class I	0.96%	27.40%	17.95%	17.40%	9.07%	(07/03/1995) 9.33%

f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Large Cap Growth Index Portfolio – Class S immediately following the proposed substitution will be approximately $244,849,334. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($227,476,865) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of August 31, 2014 ($17,372,469).

[26] The expense ratio and performance information shown does not take into account the proposed reduction in the Replacement Fund's management fee and breakpoint schedule.

Deleted: ING

Deleted: 1,184 million

Deleted: Substitute

Deleted: 486 million

Deleted: Replaced

Deleted: December

Deleted: 2012 ($698 million

5. *Voya Russell Large Cap Value Index Portfolio for the Pioneer Equity Income VCT Portfolio.*

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Replacement Fund • Voya Russell Large Cap Value Index Portfolio – Class S	0.45%	0.25%	0.10%	0.04%	0.85%*	0.10%	0.75%
Existing Fund • Pioneer Equity Income VCT Portfolio – Class II	0.65%	0.25%	None	0.07%	0.99%**	None	0.99%

*Includes 0.01% of acquired fund fees and expenses,
** Includes 0.02% of acquired fund fees and expenses.

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
Pioneer Equity Income VCT Portfolio Total Net Expenses: 0.99% - Class II _____ Management Fee: 0.65%	**Voya Russell Large Cap Value Index Portfolio** Total Net Expenses: 0.75% - Class S _____ Management Fee: 0.45%
Management Fee Breakpoints	**Management Fee Breakpoints**
0.65% First $1 billion 0.60% Over $1 billion	0.45% First $250 million 0.35% Next $250 million 0.30% Thereafter

c. Investment Objectives, Strategies and Risks.

Existing Fund	Replacement Fund
Pioneer Equity Income VCT Portfolio Investment Objective – Current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.	**Voya Russell Large Cap Value Index Portfolio** Investment Objective – The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index ("Index").

Principal Investment Strategies –

Normally, the portfolio invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The income producing equity securities in which the portfolio may invest include common stocks, preferred stocks, exchange-traded funds (ETFs) that invest primarily in equity securities and equity interests in real estate investment trusts (REITs). The remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks. The portfolio may invest in initial public offerings of equity securities.

The portfolio may invest up to 20% of its total assets in equity and debt securities of non-U.S. issuers, including depositary receipts. The portfolio will not invest more than 5% of its total assets in the securities of emerging markets issuers.

The portfolio may invest up to 20% of its net assets in REITs.

The portfolio also may invest in investment grade and below investment grade debt securities (known as "junk bonds").

The portfolio may, but is not required to, use derivatives, such as stock index futures and options. The portfolio may use derivatives for a variety of purposes, including; in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio's return as a non-hedging strategy that may be considered speculative; and to manage portfolio characteristics. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio may also hold cash or other short-term investments.

The portfolio's investment adviser uses a value

Principal Investment Strategies –

Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all, or substantially all of its assets in these securities.

The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act").

The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index.

The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Index includes those Russell Top 200® Index companies that exhibit value characteristics, including lower price-to-book ratios and lower forecasted growth values. As of December 31, 2013, the smallest company in the Index had a market capitalization of $3 billion and the largest company had a market capitalization of $500.7 billion. As of February 28, 2014, a portion of the Index was concentrated in the financials sector and portions of the Index were focused in the energy sector (including the oil, gas, and consumable fuels industry) and the health care sector.

approach to select the portfolio's investments to buy and sell. The adviser seeks securities that are selling at substantial discounts to their underlying values and then holds these securities until the market values reflect their intrinsic values. The adviser evaluates a security's potential value, including the attractiveness of its market valuation, based on the company's assets and prospects for earnings growth. The adviser also considers a security's potential to provide a reasonable amount of income. In making these assessments, the adviser employs fundamental research and an evaluation of the issuer based on its financial statements and operations, employing a bottom-up analytic style, which focuses on specific securities rather than on industries. The adviser generally sells a portfolio security when it believes that the security's market value reflects its underlying value.	The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures and other derivatives as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index. The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons. The Portfolio may lend portfolio securities on a short-term or long-term basis, up to $33\,^1\!/_3$ % of its total assets.
Principal Risks – Investors could lose money on their investment in the portfolio. As with any registered open-end management investment company, there is no guarantee that the portfolio will achieve its objectives. **Market risk.** The values of securities held by the portfolio may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates, lack of liquidity in the bond markets or adverse investor sentiment. Adverse market conditions may be prolonged and may not have the same impact on all types of securities. The values of securities may fall due to factors affecting a particular issuer, industry or the securities market as a whole. The stock market may perform poorly relative to other investments (this risk may be greater in the short term). High public debt in the U.S. and other countries	Principal Risks – An investor could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds. **Company.** The price of a given company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless. **Concentration.** To the extent that the Portfolio's index "concentrates," as that term is defined in the 1940 Act, in the securities of a particular industry or group of industries or a single country or region, the Portfolio will concentrate its investments to approximately the same extent as the Index. As a result, the

creates ongoing and systemic market risks and policymaking uncertainty. The financial crisis that began in 2008 has caused a significant decline in the value and liquidity of many securities worldwide. Governmental and non-governmental issuers have defaulted on, or been forced to restructure, their debts, and many other issuers have faced difficulties obtaining credit. These market conditions may continue, worsen or spread, including in the U.S., Europe and beyond. Further defaults or restructurings by governments and others of their debt could have additional adverse effects on economies, financial markets and asset valuations around the world. In response to the crisis, the U.S. and other governments and the Federal Reserve and certain foreign central banks have taken steps to support financial markets, including by keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, failure of efforts in response to the crisis, or investor perception that these efforts are not succeeding could negatively affect financial markets generally as well as increase market volatility and reduce the value and liquidity of certain securities. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio's investments may be negatively affected. In addition, policy and legislative changes in the U.S. and in other countries are affecting many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. The portfolio may experience a substantial or complete loss on any individual security or derivative position.

Value style risk. The prices of securities the adviser believes are undervalued may not appreciate as expected or may go down. Value stocks may fall out of favor with investors and underperform the overall equity market.

Portfolio may be subject to greater market fluctuation than a fund which has securities representing a broader range of investment alternatives. If securities in which the Portfolio concentrates fall out of favor, the Portfolio could underperform funds that have greater diversification.

Convertible Securities.   Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt securities, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit.   Prices of bonds and other debt instruments can fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay altogether.

Derivative Instruments.   Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in interest rates and liquidity risk. The use of certain derivatives may also have a leveraging effect which may increase the volatility of the Portfolio and reduce its returns. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing.   To the extent that the Portfolio invests a substantial portion of its assets in a particular industry, sector, market segment, or geographical area, its investments

Portfolio selection risk. The adviser's judgment about a particular security or issuer, or about the economy or a particular sector, region or market segment, or about an investment strategy, may prove to be incorrect.

Risks of non-U.S. investments. Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets, may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the portfolio invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the portfolio's return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security.

Risks of investments in REITs. Investments in real estate securities are affected by economic conditions, interest rates, governmental actions and other factors. In addition, investing in REITs involves unique risks. They are significantly affected by the market for real estate and are dependent upon management skills and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. Mortgage REITs are particularly subject to interest rate and credit risks. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any

will be sensitive to developments in that industry, sector, market segment, or geographical area. The Portfolio assumes the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or geographical area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or be more volatile than, other funds that invest more broadly.

Index Strategy. The index selected may underperform the overall market and the Portfolio might fail to track its target index. The correlation between the Portfolio and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. The Portfolio's actual holdings might not match the Index and the Portfolio's effective exposure to index securities at any given time may not equal 100%.

Interest Rate. With bonds and other fixed rate debt instruments, a rise in interest rates generally causes values to fall; conversely, values generally rise as interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed increases. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising interest rates. Rising interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For fixed-income securities, an increase in interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain Portfolio investments, adversely affect management and other expenses paid by REITs in which it invests. Many real estate companies, including REITs, utilize leverage.

Risks of convertible securities. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. A downturn in equity markets may cause the price of convertible securities to decrease relative to other fixed income securities.

Preferred stocks risk. Preferred stocks may pay fixed or adjustable rates of return. Preferred stocks are subject to issuer-specific and market risks applicable generally to equity securities. In addition, a company's preferred stocks generally pay dividends only after the company makes required payments to holders of its bonds and other debt. Thus, the value of preferred stocks will usually react more strongly than bonds and other debt to actual or perceived changes in the company's financial condition or prospects. The market value of preferred stocks generally decreases when interest rates rise. Preferred stocks of smaller companies may be more vulnerable to adverse developments than preferred stocks of larger companies.

Debt securities risk. Factors that could contribute to a decline in the market value of debt securities in the portfolio include rising interest rates, if the issuer or other obligor of a security held by the portfolio fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy or the credit quality or value of any underlying assets declines. Junk bonds involve greater risk of loss, are subject to greater price volatility and are less liquid, especially during periods of economic uncertainty or change, than higher quality debt securities; they may also be more difficult to value. Junk bonds have a higher risk of default or are already in default and are considered speculative.

High yield or "junk" bond risk. Debt securities

values, and increase a Portfolio's costs. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed income markets.

Liquidity. If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, and the security could have the effect of decreasing the overall level of the Portfolio's liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, which could vary from the amount the Portfolio could realize upon disposition. The Portfolio may make investments that become less liquid in response to market developments or adverse investor perception. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market. Stock prices may be volatile and are affected by the real or perceived impacts of such factors as economic conditions and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to Portfolio costs and impair the ability of the Portfolio to achieve its investment objectives.

Other Investment Companies. The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying a registered open-end management investment company might decrease. Because the Portfolio may invest in other investment companies, an investor will pay a proportionate share of the expenses of those other investment companies that are below investment grade, called "junk bonds," are speculative, have a higher risk of default or are already in default, tend to be less liquid and are more difficult to value than higher grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments. These risks are more pronounced for securities that are already in default.

Market segment risk. To the extent the portfolio emphasizes, from time to time, investments in a market segment, the portfolio will be subject to a greater degree to the risks particular to that segment, and may experience greater market fluctuation than a portfolio without the same focus.

Risks of investment in other funds. Investing in other investment companies, including exchange-traded funds (EFTs), subjects the portfolio to the risks of investing in the underlying securities or assets held by those funds. When investing in another fund, the portfolio will bear a pro rata portion of the underlying fund's expenses, in addition to its own expenses.

Derivatives risk. Using stock index futures and options and other derivatives can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivative instruments themselves behave in a way not anticipated by the portfolio. Using derivatives may increase the volatility of the portfolio's net asset value and may not provide the result intended. Derivatives may have a leveraging effect on the portfolio. Some derivatives have the potential for unlimited loss, regardless of the size of the portfolio's initial investment. Changes in a derivative's value may not correlate well with the referenced asset or metric. The portfolio also may have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. New regulations are changing the derivatives markets. The

(including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio.

Securities Lending. Securities lending involves two primary risks: "investment risk" and "borrower default risk." Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

Value Investing. Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings and industrial production.

regulations may make using derivatives more costly, may limit their availability, or may otherwise adversely affect their value or performance. For derivatives that are required to be traded through a clearinghouse or exchange, the portfolio also will be exposed to the credit risk of the clearinghouse and the broker that submits trades for the portfolio. It is possible that certain derivatives that are required to be cleared, such as certain swap contracts, will not be accepted for clearing. In addition, regulated trading facilities for swap contracts are relatively new; they may not function as intended, which could impair the ability to enter into swap contracts. The extent and impact of the new regulations are not yet fully known and may not be for some time.

Leveraging risk. The value of an investment may be more volatile and other risks tend to be compounded if the portfolio borrows or uses derivatives or other investments, such as ETFs, that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the portfolio's underlying assets or creates investment risk with respect to a larger pool of assets than the portfolio would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the portfolio to liquidate positions when it may not be advantageous to do so to satisfy its obligations or meet segregation requirements.

Risks of initial public offerings. Companies involved in initial public offerings (IPOs) generally have limited operating histories, and prospects for future profitability are uncertain. Information about the companies may be available for very limited periods. The market for IPO issuers has been volatile, and share prices of newly public companies have fluctuated significantly over short periods of time. Further, stocks of newly-public companies may decline shortly after the IPO. There is no assurance that the portfolio will have access to IPOs. The purchase of IPO shares may involve high transaction costs.

Expense risk. An investor's actual costs of investing in the portfolio may be higher than the expenses shown in "Annual portfolio operating expenses" for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and portfolio expense ratios are more likely to increase when markets are volatile. Please note that there are many other factors that could adversely affect an investor's investment and that could prevent the portfolio from achieving its goals. An investment in the portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.	

       d. **Comparison.** The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other with similar weighted average holdings from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Large Value style box. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks, principal investment strategies, and naming conventions, as there is significant investment flexibility within those constraints.

The investment objective of the Existing Fund is current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. Normally, the Existing Fund invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index ("Index"). Under normal market conditions, the Replacement Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index. The Replacement Fund currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics.

With respect to the Existing Fund's and Replacement Fund's primary and/or secondary investment objectives, each shares some combination of long-term capital appreciation and current/reasonable income language. The Replacement Fund, as an index fund, does not specifically state either capital appreciation or income in its objective but rather focuses on an index replication due to its passive nature. The passive index it is replicating, however, seeks to generate long-term capital appreciation and also delivers current/reasonable income. In fact, as of August 31, 2014, the current yield on the performance benchmark for the Replacement Fund, the Russell Top 200 Value Index, was 2.27%, higher than the current yield of the performance benchmark for the Existing Fund, the Russell 1000 Value Index, which was 2.17%.

Furthermore, while the listed principal investment strategies of the Existing Fund and the Replacement Fund differ in language and breadth, at their core each is required to invest in more than 80% equity securities of a large cap, primarily income producing companies. Although the Replacement Fund seeks to replicate an index, as noted above, the index is consists of equity securities of a large cap and income producing companies. Over 95% of the underlying securities in the index the Replacement Fund seeks to replicate (both by names and by asset weight) pay a dividend.

While the Existing Fund and the Replacing Fund are benchmarked to a different index, there is very high overlap in the construction and the returns of those differing indices. The companies that make up the Replacement Fund's Russell Top 200 Value Index benchmark comprise 69% of the Existing Fund's Russell 1000 Value Index benchmark.

Even though the overlap of these benchmarks is not 100%, there is a high correlation in the returns of these benchmarks over time. Over the past five years there is no less than a 98% correlation in the returns between the Existing Fund's benchmark and the Replacement Fund's benchmark. This means that the returns tend to move nearly in lockstep with each other, and this has a similar effect on the actual returns of the Existing Fund and the Replacement Fund. As shown in the performance tables below, the Replacement Portfolio has exhibited similar or better performance to the Existing Portfolio at a meaningfully lower expense ratio.

To summarize, while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other such that each Affected Contract Owner's fundamental investment objectives and risk and return expectations will continue to be met after the Substitution.

       e.   Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Replacement Fund						
• Voya Russell Large Cap Value Index Portfolio –						(05/01/2009)
Class S	0.75%	22.62%	20.44%	14.68%	N/A	17.35%
Existing Fund						(09/14/1999)
• Pioneer Equity Income VCT Portfolio – Class II	0.99%	20.63%	16.90%	16.01%	8.12%	6.20%

61

f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Large Cap Value Index Portfolio – Class S immediately following the proposed substitution will be approximately $157,005,554. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($140,739,513) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of August 31, 2014 ($16,266,041).

C. Consequence of the Substitutions. Applicants maintain that Contract Owners will be better served by the proposed Substitutions. Applicants anticipate that the replacement of the Existing Fund will result in a Contract that is administered and managed more efficiently, and one that is more competitive with other variable products in both wholesale and retail markets. Each Replacement Fund will be managed according to a similar investment objective and policies as the corresponding Existing Fund. Moreover, the overall expenses of each Replacement Fund are less than those of the corresponding Existing Fund.

Deleted: Substitution.
Deleted: Substitution.
Deleted: Replaced
Deleted: The Substitute
Deleted: Replaced
Deleted: the Substitute
Deleted: Replaced

Applicants anticipate that Contract Owners will be at least as well off with the proposed array of subaccounts to be offered after the proposed Substitutions as they have been with the array of subaccounts offered before the Substitutions. The proposed Substitutions retain for Contract Owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitutions are implemented, all Contract Owners will be permitted to allocate purchase payments and transfer accumulated values and Contract values between and among the remaining subaccounts as they could before the proposed Substitutions.

Deleted: Substitution
Deleted: Substitution.
Deleted: Substitution retains
Deleted: Substitution is
Deleted: Substitution.

D. Rights of Affected Contract Owners and Obligations of the Companies. Apart from the Substitutions, the rights of Affected Contract Owners and the obligations of the Companies under the Contracts will not be altered by the Substitutions. Affected Contract Owners will not incur any additional tax liability or any additional fees or expenses as a result of the Substitutions.

Deleted: Substitution
Deleted: Substitution.
Deleted: Substitution

The Substitutions will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner's contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the Accounts. Affected Contract Owners will not incur any fees or charges as a result of the Substitutions nor will their rights or the Companies' obligations under the affected Contracts be altered in any way. The Companies or their affiliates will pay all other expenses incurred with the Substitutions, including legal, accounting, brokerage, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Affected Contract Owners. The Substitutions will not cause the affected Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitutions than before the Substitutions. In addition, while the Companies do not anticipate increasing Contract fees and/or charges paid by any current Contract Owners, the Companies have agreed not to increase the Contract fees and charges currently being assessed by the Contracts for a period of at least two years following the Substitutions.

Deleted: Substitution
Deleted: Substitution
Deleted: Substitution
Deleted: Substitution
Deleted: Substitution
Deleted: Substitution
Deleted: Substitution
Deleted: Substitution

E.   **Contract Rights.** Affected Contract Owners will have the right to surrender their affected Contracts or reallocate account value of an Existing Fund in accordance with the terms and conditions of their Contract prior to (and after) the Effective Date.

As noted above, each Affected Contract Owner has received a copy of a Contract prospectus supplement informing them of the Substitutions. Additionally, each Affected Contract Owner will be sent (1) a second supplement setting forth the Effective Date and advising them of their right to reconsider the Substitutions and, if they so choose, any time prior to the Effective Date and for at least 30 days after the Effective Date, they may reallocate account value under the affected Contract without charge or otherwise withdraw or terminate their interest therein in accordance with the terms and conditions of their Contract; (2) the applicable Replacement Fund prospectus prior to the Effective Date; and (3) within five business days of the Effective Date, a Post-Substitution Confirmation.

F.   **The Right to Substitute Shares.** Each of the prospectuses for the Contracts discloses that the Companies reserve the right, subject to Commission approval and compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a subaccount of an Account.

The Companies reserved this right of Substitutions both to protect themselves and their Contract Owners in situations where either might be harmed or disadvantaged because of circumstances involving the issuer of the shares held by one or more of its Accounts and to afford the opportunity to replace such shares where to do so could benefit the Contract Owners and Companies.

G.   **The Substitutions are not the type of substitution which Section 26(c) was designed to prevent.** Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in trust, the Contracts provide each Contract Owner with the right to exercise his or her own judgment and transfer account values into other subaccounts. The number of available subaccounts varies from Contract to Contract and ranges from 16 to 63, but the average number of available subaccounts in all Contracts after the Substitutions will remain unchanged. Moreover, the Contracts will offer Contract Owners the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or other disadvantage. The Substitutions, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

The Substitutions also are unlike the type of substitutions that Section 26(c) was designed to prevent in that by purchasing a Contract, Contract Owners select much more than a particular registered open-end management investment company in which to invest their account values. They also select the specific type of death benefit and other optional benefits as well as numerous other rights and privileges set forth in the Contracts. Contract Owners may also have considered the Companies' size, financial condition, type and its reputation for service in selecting their Contract. These factors will not change as a result of the Substitutions.

H.   **Separate Representations and Request for an Order.** Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions by the

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Deleted: ¶

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Companies. Applicants submit that, for all the reasons stated above, the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Deleted: Substitution is

V - CONDITIONS

A. Applicants agree to the following conditions regarding the Substitutions described in this Application:

Deleted: The Substitution will not result in

Deleted: type of costly forced redemptions that Section 26(c) was intended to guard against and are consistent with the protection of investors and the purposes fairly intended by the 1940 Act because the significant

Deleted: of

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1. Each Replacement Fund has an investment objective and investment policies that are similar to the investment objective and policies of the corresponding Existing Fund, or each Replacement Fund's underlying portfolio construction and investment results are similar to those of the Existing Fund, so that the fundamental objectives, risk and performance expectations of the Affected Contract Owners can continue to be met;

Deleted: The Substitute

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Deleted: objective

Deleted: 2

2. In relation to the Substitution of involving the Voya Russell Large Cap Index Portfolio, the fund's Board of Directors has approved the reduced management fee and manage fee breakpoint schedule descried herein to be effective before implementation of the Substitutions.

3. For two years following the implementation of the Substitutions, the net annual expenses of each Replacement Fund will not exceed the net annual expenses of the corresponding Existing Fund as of August 31, 2014. To achieve this limitation, the Replacement Fund's investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges, including asset based charges such as mortality and expense risk charges deducted from the Subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitutions;

Deleted: Substitution described herein

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4. Affected Contract Owners may reallocate amounts from an Existing Fund without incurring a reallocation charge or limiting their number of future reallocations, or withdraw amounts under any Affected Contract or otherwise terminate their interest therein at any time prior to the Effective Date and for a period of at least 30 days following the Effective Date in accordance with the terms and conditions of such Contract. Any such reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers;

Deleted: the Replaced

5. The Substitutions will be effected at the net asset value of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, without the imposition of any transfer or similar charge by Applicants;

Deleted: Substitution

6. The Substitutions will take place at relative net asset value without change in the amount or value of any Contract held by Affected Contract Owners. Affected Contract Owners will not incur any fees or charges as a result of the Substitutions, nor will their rights or the obligations of the Companies under such Contracts be altered in any way;

Deleted: Substitution

Deleted: Substitution

7. The Substitutions will be effected so that investment of securities will be consistent with the investment objectives, policies and diversification requirements of the

Deleted: Substitution

Replacement Funds. No brokerage commissions, fees or other remuneration will be paid by the Existing Funds, Replacement Funds or Affected Contract Owners in connection with the Substitutions;

8. The Substitutions will not alter in any way the annuity, life or tax benefits afforded under the Contracts held by any Affected Contract Owner;

9. Each Affected Contract Owner will have been sent a copy of (a) a Contract prospectus supplement informing shareholders of this Application; (b) a second supplement to the Contract prospectus setting forth the Effective Date and advising Affected Contract Owners of their right to reconsider the Substitutions and, if they so choose, any time prior to the Effective Date and for 30 days thereafter, to reallocate or withdraw amounts under their affected Contract or otherwise terminate their interest therein in accordance with the terms and conditions of their Contract; and (c) a prospectus for the applicable Replacement Fund(s);

10. The Companies will send to the Affected Contract Owners within five (5) business days of the Substitutions a written Post-Substitution Confirmation which will include the before and after account values (which will not have changed as a result of the Substitutions) and detail the transactions effected on behalf of the respective Affected Contract Owner with regard to the Substitutions. With the Post-Substitution Confirmations the Companies will remind Affected Contract Owners that they may reallocate amounts from the Replacement Funds without incurring a reallocation charge or limiting their number of future reallocations for a least 30 days following the Effective Date in accordance with the terms and conditions of their Contract;

11. The Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Affected Contract Owners;

12. After the Effective Date of the Substitutions the Applicants agree not to change a Replacement Fund's sub-adviser without first obtaining shareholder approval of either (a) the sub-adviser change or (b) the parties' continued ability to rely on their manager-of-managers

12. exemptive order; and

13. The Substitutions will not be effected unless the Companies shall have satisfied themselves, that (a) the Contracts allow the substitution of registered open-end management investment company shares in the manner contemplated by the Substitutions and related transactions described herein; (b) the transaction can be consummated as described in this Application under applicable insurance laws; and (c) that any regulatory requirements in each jurisdiction where the Contracts are qualified for sale, have been complied with to the extent necessary to complete the transaction.

Deleted: Substitute Fund.

Deleted: Replaced Fund or the Substitute Fund

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Deleted: Substitution

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Deleted: Substitution.

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Deleted: and

Deleted: Substitution

Deleted: Substitution

Deleted: .

Deleted: Under the manager-of-managers relief granted to the ING Investors Trust, a vote of the shareholders is not necessary to change a sub-adviser, except for changes involving an affiliated sub-adviser. Notwithstanding, after

Deleted: Substitute

Deleted: 1

Deleted: 2

Deleted: parties

Deleted: relief.¶
¶
The Applicants consent to be bound by the terms

Deleted: conditions listed in this Section and those to be set forth in the Notice of Application for an Order.

Deleted: The Substitution and related transactions described in this Application

Deleted: completed

Deleted: all of the following additional conditions are met:¶
¶
<#>The Commission shall have issued an order approving the Substitution under Section 26(c) of the 1940 Act; ¶
¶
<#>A registration statement for the Substitute Fund is effective and the investment objectives and policies and fees and expenses for the Substitute Fund as described herein have been implemented;¶
¶
<#>Each Affected Contract Owner will have been sent a copy of (a) a Contract prospectus supplement informing shareholders of this Application; (b) a prospectus for the Substitute Fund, and (c) a second supplement to the Contract prospectus setting forth the Effective Date and advising Affected Contract Owners of their right to reconsider the Substitution and, if they so choose, any time prior to the Effective Date and for 30 days thereafter, to reallocate or withdraw amounts under their affected Contract or otherwise terminate their interest therein in accordance with the terms and conditions of their Contract; and¶
¶
... [6]

Deleted: Substitution

VII - PROCEDURAL MATTERS

A. Pursuant Rule 0-2(f) under the 1940 Act, Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

C. Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants are attached hereto as Exhibits A.

D. All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so. Copies of the applicable resolutions are incorporated herein by reference through Exhibits B.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 23rd day of October, 2014.

Deleted: third

Deleted: __________

Deleted:

Deleted: March, 2013

Voya Retirement Insurance and Annuity Company and its Variable Annuity Account B and its Variable Annuity Account I

Deleted: ING Life

By: /s/Lisa S. Gilarde
Name: Lisa S. Gilarde
Title: Vice President
Date: October 23, 2014

Deleted: Mary M. Fay

Deleted: March ____ , 2013

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 23rd day of October, 2014.

Voya Insurance **and Annuity** Company and its Separate Account B and its Separate Account EQ

By: /s/Christine E. Dugan
Name: Christine E. Dugan
Title: Vice President
Date: October 23, 2014

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 23rd day of October, 2014.

ReliaStar Life Insurance Company of New York and its Separate Account NY-B

By: /s/Christine E. Dugan
Name: Christine E. Dugan
Title: Vice President
Date: October 23, 2014

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 23rd day of October, 2014.

Deleted: third

Deleted: __________

Deleted: March, 2013

Security Life of Denver Insurance Company and its Separate Account A1 and its Separate Account S-A1

By: /s/Lisa S. Gilarde
Name: Lisa S. Gilarde
Title: Vice President
Date: October 23, 2014

Deleted: March ____ , 2013

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 27th day of October, 2014.

Deleted: third

Deleted: ____

Deleted: March, 2013

Voya Variable Portfolios, Inc.

Deleted: **ING INVESTORS TRUST¶**

By: /s/Kimberly A. Anderson
Name: Kimberly A. Anderson
Title: Senior Vice President
Date: October 27, 2014

Deleted: March __, 2013

Exhibit Index

Exhibit	Description
Exhibits A	Authorizations and Verifications
Exhibits B	Resolutions

EXHIBIT A

The Authorizations and Verifications which this Exhibit A is attached, File No. 812-14302, and any and all amendments thereto were included as Exhibits A-1 through A-4 to the initial filing of the Exemptive Application on April 29, 2014. These Authorizations and Verifications remain in full force and effect and are hereby incorporated by reference.

EXHIBIT B

The Board Resolutions authorizing each Applicant to file the Exemptive Application to which this Exhibit B is attached, File No. 812-14032, and any and all amendments thereto were included as Exhibits B-1 through B-5 to the initial filing of the Exemptive Application on April 29, 2014. These Resolutions remain in full force and effect and are hereby incorporated by reference.

File No. 812-14302

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
    VARIABLE ANNUITY ACCOUNT B OF VOYA RETIREMENT INSURANCE AND ANNUITY
        COMPANY
    VARIABLE ANNUITY ACCOUNT I OF VOYA RETIREMENT INSURANCE AND ANNUITY
        COMPANY

VOYA INSURANCE AND ANNUITY COMPANY
    SEPARATE ACCOUNT B OF VOYA INSURANCE AND ANNUITY COMPANY
    SEPARATE ACCOUNT EQ OF VOYA INSURANCE AND ANNUITY COMPANY

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
    RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT NY-B

SECURITY LIFE OF DENVER INSURANCE COMPANY
    SECURITY LIFE SEPARATE ACCOUNT A1
    SECURITY LIFE SEPARATE ACCOUNT S-A1

VOYA VARIABLE PORTFOLIOS, INC.

Communications, Notice, and Order to:

J. Neil McMurdie
Senior Counsel
Voya Financial Legal Services
One Orange Way, C2N
Windsor, CT 06095
1-860-580-2824

October 27, 2014

Exhibit Index on Page: 70

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:	)
	)
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY	)
VARIABLE ANNUITY ACCOUNT B OF VOYA	)
RETIREMENT INSURANCE AND ANNUITY COMPANY	)
VARIABLE ANNUITY ACCOUNT I OF VOYA RETIREMENT	)
INSURANCE AND ANNUITY COMPANY	)
	)
VOYA INSURANCE AND ANNUITY COMPANY	)
SEPARATE ACCOUNT B OF VOYA INSURANCE AND	)
ANNUITY COMPANY	)
SEPARATE ACCOUNT EQ OF VOYA INSURANCE AND	)
ANNUITY COMPANY	)
	)
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK	)
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK	)
SEPARATE ACCOUNT NY-B	)
	)
SECURITY LIFE OF DENVER INSURANCE COMPANY	)
SECURITY LIFE SEPARATE ACCOUNT A1	)
SECURITY LIFE SEPARATE ACCOUNT S-A1	)
	)
	)
VOYA VARIABLE PORTFOLIOS, INC.	)
	)
	)
	)
	)
	)
	)
	)
	)
	)
	)
	)
Investment Company Act of 1940	)
	)
File No. 812-14302	)
	)
	)
	)
	)
	)
	)
	)
	)
	)
	)
	)
	)
	)

FIRST AMENDED AND
RESTATED APPLICATION
FOR AN ORDER OF
APPROVAL PURSUANT
TO SECTION 26(c) OF THE
INVESTMENT COMPANY
ACT OF 1940

2

I - THE APPLICATION

Voya Retirement Insurance and Annuity Company, Voya Insurance and Annuity Company, ReliaStar Life Insurance Company of New York, and Security Life of Denver Insurance Company (each a "Company" and together, the "Companies"), Variable Annuity Account B of Voya Retirement Insurance and Annuity Company, Variable Annuity Account I of Voya Retirement Insurance and Annuity Company, Separate Account B of Voya Insurance and Annuity Company, Separate Account EQ of Voya Insurance and Annuity Company, ReliaStar Life Insurance Company of New York Separate Account NY-B, Security Life Separate Account A1, Security Life Separate Account S-A1 (each, an "Account" and together, the "Accounts") and Voya Variable Portfolios, Inc., hereby submit this first amended and restated Application for an order of the Securities and Exchange Commission (the "Commission"), pursuant to Section 26(c), formerly Section (b), of the Investment Company Act of 1940, as amended (the "1940 Act"). The Companies, the Accounts and Voya Variable Portfolios, Inc. are collectively referred to herein as the "Applicants."

The Applicants seek an order from the Commission permitting the substitution of securities issued by certain registered investment companies held by the Accounts, which securities support certain in force variable annuity contracts (collectively, the "Contracts") issued by the Companies (the "Substitutions"). More particularly, the Applicants propose to substitute shares of certain series of Voya Variable Portfolios, Inc. (the "Replacement Funds") for shares of certain registered investment companies currently held by subaccounts of the Accounts (the "Existing Funds") as follows:

	Existing Fund	Replacement Fund
1	ClearBridge Variable Large Cap Value Portfolio – Class I	Voya Russell Large Cap Value Index Portfolio – Class I
2	Fidelity VIP Equity-Income Portfolio – Initial Class	Voya Russell Large Cap Value Index Portfolio – Class I
	Fidelity VIP Equity-Income Portfolio – Service 2 Class	Voya Russell Large Cap Value Index Portfolio – Class S
3	Invesco VI Core Equity Fund – Class I	Voya Russell Large Cap Index Portfolio – Class S
4	Invesco VI American Franchise Fund – Class I	Voya Russell Large Cap Growth Index Portfolio – Class S
5	Pioneer Equity Income VCT Portfolio – Class II	Voya Russell Large Cap Value Index Portfolio – Class S

II - GENERAL DESCRIPTION OF THE APPLICANTS, THE FUNDS AND THE CONTRACTS

A.   The Companies. Each of the Companies is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock. Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Companies, constitute ING's U.S.-based retirement, investment management and insurance operations. As of September 9, 2014, ING's ownership of Voya was approximately 32%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

1.   ***Voya Retirement Insurance and Annuity Company ("Voya Retirement").*** Voya Retirement is a stock life insurance company organized under the laws of the State of Connecticut in 1976 as Forward Life Insurance Company. Prior to September 1, 2014, Voya Retirement was known as ING Life Insurance and Annuity Company. Through a December 31, 1976 merger, Voya Retirement's operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company). Prior to May 1, 2002, Voya Retirement was known as Aetna Life Insurance and Annuity Company ("Aetna"). Through a December 31, 2005 merger, Voya Retirement's operations include the business of ING Insurance Company of America ("ING America"). Voya Retirement is principally engaged in the business of issuing annuities.

Voya Retirement is the depositor of Variable Annuity Account B and Variable Annuity Account I, separate accounts that are registered with the Commission as unit investment trusts.

2.   ***Voya Insurance and Annuity Company ("Voya Insurance").*** Voya Insurance is an Iowa stock life insurance company which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, Voya Insurance was known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, Voya Insurance was known as Golden American Life Insurance Company ("Golden"). Through January 1, 2004 mergers, Voya Insurance's operations include the business of Equitable Life Insurance Company of Iowa ("Equitable Life"), United Life and Annuity Insurance Company ("United Life and Annuity"), and USG Annuity and Life Company. Voya Insurance is principally engaged in the business of issuing annuities.

Voya Insurance is the depositor of Separate Account B and Separate Account EQ, separate accounts that are registered with the Commission as unit investment trusts.

3.   ***ReliaStar Life Insurance Company of New York ("ReliaStar NY").*** ReliaStar NY is a stock life insurance company which was incorporated under the laws of the State of New York in 1917. Through an April 1, 2002 merger, ReliaStar NY's operations include the business of First Golden American Life Insurance Company of New York ("First Golden"). ReliaStar NY is principally engaged in the business of issuing life insurance and annuities.

ReliaStar NY is the depositor of Separate Account NY-B, a separate account that is registered with the Commission as a unit investment trust.

4.   ***Security Life of Denver Insurance Company ("Security Life").*** Security Life is a stock life insurance company organized under the laws of the State of Colorado in 1929. Through an October 1, 2004 merger, Security Life's operations include the business of Southland Life Insurance Company ("Southland"). Security Life is principally engaged in the business of issuing life insurance and annuities.

Security Life is the depositor of Security Life Separate Account A1 and Security Life Separate Account S-A1, separate accounts that are registered with the Commission as a unit investment trusts.

B.   The Accounts. Each of the Accounts is a segregated asset account of the Company that is the depositor of such Account, and is registered under the 1940 Act as a unit investment trust. Each of the respective Accounts is used by the Company of which it is a part to support the Contracts that it issues. The following Accounts support Contracts that will be affected by the Substitutions.[1]

1.   ***Variable Annuity Account B of Voya Retirement Insurance and Annuity Company ("Voya Retirement B").*** Voya Retirement B (File No. 811-02512) was established by Aetna in 1976 as a continuation of the separate account established in 1974 in accordance with the laws of the State of Arkansas by Aetna Variable Annuity Life Insurance Company to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 033-34370 and 333-56297).

2.   ***Variable Annuity Account I of Voya Retirement Insurance and Annuity Company ("Voya Retirement I").*** Voya Retirement I (formerly ING Variable Annuity Account I of ING Insurance Company of America) (File No. 811-08582) was established by ING America (then known as Aetna Insurance Company of America) in 1994 in accordance with the laws of the State of Connecticut to support the certain Contracts. The Contract described in the following registration statement will be affected by the Substitutions (File Nos. 333-130825).

3.   ***Separate Account B of Voya Insurance and Annuity Company ("Voya Insurance B").*** Voya Insurance B (File No. 811-05626) was established by Golden in 1988 in accordance with the laws of the State of Minnesota to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 333-133944, 333-101481, 333-70600, 333-57218, 333-33914, 333-30180, 333-28769, 333-28755, 333-28679, 033-59261, 333-63692, 333-90516, 333-66757 and 033-23351).

4.   ***Separate Account EQ of Voya Insurance and Annuity Company ("Voya Insurance EQ").*** Voya Insurance EQ (formerly Equitable Life Insurance Company of Iowa Separate Account A) (File No. 811-08524) was established by Equitable Life in 1988 in accordance with the laws of the State of Iowa to support certain Contracts. The Contract described in the following registration statement will be affected by the Substitutions (File No. 333-111686).

5.   ***ReliaStar Life Insurance Company of New York Separate Account NY-B ("ReliaStar NY-B").*** ReliaStar NY-B (formerly Separate Account NY-B of First Golden American Life Insurance Company of New York) (File No. 811-07935) was established by First Golden in 1996 in accordance with the laws of the State of New York to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 333-85618, 333-139695, 333-115515 and 333-85326).

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[1]   Separate accounts that support variable annuity contracts that will not be affected by the Substitution are not identified herein.

6.   ***Security Life Separate Account A1 ("Security Life A1").*** Security Life A1 (File No. 811-08196) was established by Security Life in 1993 in accordance with the laws of the State of Colorado to support certain Contracts. The Contract described in the following registration statement will be affected by the Substitutions (File No. 033-78444).

7.   ***Security Life Separate Account S-A1 ("Security Life S-A1").*** Security Life S-A1 (formerly Southland Separate Account A1) (File No. 811-08976) was originally established by Southland in 1994 in accordance with the laws of the State of Texas to support certain Contracts. The Contract described in the following registration statement will be affected by the Substitutions (File No. 333-119439).

Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate by reference each of the above-referenced files to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Each Account is administered and accounted for as part of the general business of the Company of which it is a part. The assets of each Account attributable to the Contracts issued through it are owned by each Company but are held separately from all other assets of that Company for the benefit of the owners of, and persons entitled to benefits under such Contracts. Pursuant to applicable state insurance law and to the extent provided in the Contracts, such assets are not chargeable with liabilities arising out of any other business that each Company may conduct. Income, if any, gains and losses, realized or unrealized, from each Account are credited to or charged against the assets of that Account without regard to other income, gains or losses of its Company or any of its other segregated asset accounts. Each Account is a "separate account" as defined by Rule 0-1(e) under the 1940 Act.

Each Account is divided into subaccounts, each of which invests exclusively in shares of one registered open-end management investment company portfolio, which include the Existing Funds or another registered open-end management investment company. Each registered open-end management investment company portfolio has its own distinct investment objective(s) and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of each Account without regard to any other income, gains or losses of the applicable Company. To the extent provided in the Contracts, assets equal to the reserves and other contract liabilities with respect to an Account are not chargeable with liabilities arising out of any other business of the Company that is the depositor of the Account.

Each of the prospectuses for the Contracts discloses that the issuing Company reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a subaccount of an Account whenever the Company, in its judgment, determines that a portfolio no longer suits the purpose of the Contract.

C.   The Replacement Funds. The Replacement Funds are series of Voya Variable Portfolios, Inc. Effective May 1, 2014, Voya Variable Portfolios, Inc. changed its name from ING Variable Portfolios, Inc. in relation to the overall rebranding of Voya and its subsidiaries mentioned above. More information about each Replacement Fund's fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

        Voya **Variable Portfolios, Inc. ("Voya Variable Portfolios").** Voya Variable Portfolios, formerly known as Aetna Variable Portfolios, Inc., was organized as a Maryland Corporation in 1996. Voya Variable Portfolios is registered under the 1940 Act as an open-end management investment company (File No. 811-05173). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each series is currently offered by prospectuses dated May 1, 2014. Voya Variable Portfolios has registered these shares under the Securities Act of 1933 on Form N-1A (File No. 333-05173) which was last updated in an effective amendment to the registration statement filed on April 28, 2014.[2]

        Voya Investments, LLC ("Voya Investments"), an Arizona limited liability company and an SEC registered investment adviser, serves as the investment adviser to each Replacement Fund. Voya Investments maintains its offices at 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258. Effective May 1, 2014, Voya Investments changed its name from ING Investments, LLC in relation to the overall rebranding of Voya and its subsidiaries mentioned above.

        Voya Investments, subject to the direction of Voya Variable Portfolios Board of Directors (the "Board"), has overall responsibility for the management of each Replacement Fund. Voya Investments provides or oversees all investment advisory and portfolio management services for each Replacement Fund and assists in managing and supervising all aspects of the general day-to-day business activities and operations of each Replacement Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. Voya Investments delegates to a sub-adviser the responsibility for day-to-day management of the investments of each Replacement Fund, subject to the Voya Investment's oversight. Voya Investments also recommends the appointment of additional or replacement sub-advisers to the Board.

        For its services, Voya Investments receives advisory fees from each Replacement Fund. This fee is calculated for each series based on a percentage of its average net assets. From this advisory fee Voya Investments pays the fees of all subadvisers.

        The following series of Voya Variable Portfolios will be used as Replacement Funds:

        a. Voya Russell Large Cap Value Index Portfolio – Class I[3]
        b. Voya Russell Large Cap Value Index Portfolio – Class S[3]
        c. Voya Russell Large Cap Index Portfolio – Class I[3]
        d. Voya Russell Large Cap Growth Index Portfolio – Class I[3]

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[2] Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

[3] As part of the overall rebranding of Voya and its subsidiaries, effective May 1, 2014, the Voya Russell Large Cap Value Index Portfolio, the Voya Russell Large Cap Index Portfolio and the Voya Russell Large Cap Growth Index Portfolio changed names from the ING Russell Large Cap Value Index Portfolio, the ING Russell Large Cap Index Portfolio and the ING Russell Large Cap Growth Index Portfolio, respectively.

D.   The Existing Funds. The funds to be replaced with a Replacement Fund are listed below. More information about the Existing Funds' fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

1.   **Legg Mason Partners Variable Equity Trust.** The Legg Mason Partners Variable Equity Trust is organized as a Maryland statutory trust and registered under the 1940 Act as a registered open-end management investment company (File No. 811-22128). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. One such series, the ClearBridge Variable Large Cap Value Portfolio is currently offered by prospectus dated May 1, 2014. The Legg Mason Partners Variable Equity Trust is registered under the Securities Act of 1933 on Form N-1A (File No. 333-91278), which was last updated in an effective amendment to the registration statement filed on April 21, 2014.[4]

Legg Mason Partners Fund Advisor, LLC ("LMPFA") is the investment manager for the ClearBridge Variable Large Cap Value Portfolio.   LMPFA is an investment adviser registered under the Advisers Act and maintains its offices at 620 Eighth Avenue, New York, New York 10018. LMPFA provides administrative and certain oversight services to the ClearBridge Variable Large Cap Value Portfolio.

ClearBridge Investments, LLC ("ClearBridge"), an affiliate of LMPFA, provides the day-to-day portfolio management of the ClearBridge Variable Large Cap Value Portfolio, except for the management of cash and short-term instruments. ClearBridge is an investment adviser registered under the Advisers Act.

Western Asset Management Company ("Western Asset") manages the ClearBridge Variable Large Cap Value Portfolio's cash and short-term instruments. Western Asset is an affiliate of LMPFA and ClearBridge and an investment adviser registered under the Advisers Act.

The ClearBridge Variable Large Cap Value Portfolio is designated as an Existing Fund in this Application.

2.   *Fidelity Variable Insurance Products Fund*. The Variable Insurance Products Fund is organized as a Massachusetts business trust and registered under the 1940 Act as an open-end management investment company (File No. 811-03329). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each series is currently offered by prospectus dated April 30, 2014. The Variable Insurance Products Fund is registered under the Securities Act of 1933 on Form N-1A (File No. 002-75010) which was last updated in effective amendments to the registration statements filed on April 21, 2014.[5]

Fidelity Management & Research Company ("FMR") serves as the investment adviser for each of the Fidelity Variable Insurance Products Funds. FMR has overall responsibility for directing each Fidelity Variable Insurance Products Fund's investments and is an investment

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[4]   Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

[5]   Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

adviser registered under the Advisers Act. FMR maintains its offices at One Federal Street, Boston, Massachusetts 02110.

FMR Co., Inc. ("FMRC") serves as the sub-adviser for the Fidelity VIP Equity-Income Portfolio, with day-to-day responsibility for choosing investments for the Fidelity VIP Equity-Income Portfolio. FMRC is an affiliate of FMR and an investment adviser registered under the Advisers Act.

The Fidelity VIP Equity-Income Portfolio is designated as an Existing Fund in this Application.

3.   ***Invesco Variable Insurance Funds.*** Invesco Variable Insurance Funds is a Delaware statutory trust and registered under the 1940 Act as an open-end management investment company (File No. 811-07452). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each affected series is currently offered by prospectus dated April 30, 2014. The Invesco Variable insurance Funds is registered under the Securities Act of 1933 on Form N-1A (File No. 033-57340) which was last updated in an effective amendment to the registration statement filed on April 24, 2014. [6]

Invesco Advisers, Inc. serves as the investment adviser for each series of the Invesco Variable Insurance Funds. Invesco Advisers, Inc. is an investment adviser registered under the Advisers Act and maintains its offices at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.

The Invesco VI Core Equity Fund and the Invesco VI American Franchise Fund are designated as Existing Funds in this Application.

4.   ***Pioneer Variable Contracts Trust***. The Pioneer Variable Contracts Trust is organized as a Massachusetts trust and registered under the 1940 Act as an open-end management investment company (File No. 811-08786). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each affected series is currently offered by prospectus dated May 1, 2014. The Pioneer Variable Contracts Trust is registered under the Securities Act of 1933 on Form N-1A (File No. 033-84546) which was last updated in an effective amendment to the registration statement filed on April 30, 2014. [7]

Pioneer Investment Management, Inc. serves as the investment adviser for each series of the Pioneer Variable Contracts Trust. Pioneer Investment Management, Inc. is an investment adviser registered under the Advisers Act and maintains its offices at 60 State Street, Boston, Massachusetts 02109.

The Pioneer Equity Income VCT Portfolio is designated as an Existing Fund in this Application.

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[6]   Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

[7]   Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

E.   The Contracts. The terms and conditions, including charges and expenses, applicable to each Contract are described in the registration statements filed with the SEC for each.[8] The Contracts are issued as individual variable annuity contracts. As each Contract is structured, owners of the Contract (each a "Contract Owner") may select one or more of the investment options available under the Contract by allocating premiums and transferring account value to that subaccount of the relevant Account that corresponds to the investment option desired. Thereafter, the account value of the Contract Owner will vary based on the investment experience of the selected subaccount(s). Generally, a Contract Owner may, during the life of each Contract, make unlimited transfers of account values among the subaccounts available under the Contract, subject to any administrative and/or transfer fees applicable under the Contracts and any limits related to frequent or disruptive transfers.


**III - DESCRIPTION OF THE PROPOSED SUBSTITUTIONS
AND THE RELIEF REQUESTED**


A.   Summary of the Proposed Substitutions. Subject to the approval of the Commission under Section 26(c) of the 1940 Act, Applicants propose, as set forth in the following chart, to substitute shares of the Replacement Funds for those of the Existing Funds and transfer cash to the Replacement Funds.

	Existing Fund	Replacement Fund	Accounts Holding Existing Fund Assets
1	ClearBridge Variable Large Cap Value Portfolio – Class I	Voya Russell Large Cap Value Index Portfolio – Class I	Voya Insurance B, Voya Insurance EQ, ReliaStar NY-B
2	Fidelity VIP Equity-Income Portfolio – Initial Class	Voya Russell Large Cap Value Index Portfolio – Class I	Voya Insurance B, Voya Insurance EQ, ReliaStar NY-B, Voya Retirement B, Voya Retirement I, Security Life S-A1
	Fidelity VIP Equity-Income Portfolio – Service 2 Class	Voya Russell Large Cap Value Index Portfolio – Class S	
3	Invesco VI Core Equity Fund – Class I	Voya Russell Large Cap Index Portfolio – Class S	Security Life A1, Security Life S-A1
4	Invesco VI American Franchise Fund – Class I	Voya Russell Large Cap Growth Index Portfolio – Class S	Voya Insurance B, ReliaStar NY-B
5	Pioneer Equity Income VCT Portfolio – Class II	Voya Russell Large Cap Value Index Portfolio – Class S	Voya Insurance B, ReliaStar NY-B

No brokerage commissions, fees or other remuneration will be paid by any Existing Fund, Replacement Fund or any Contract Owner in connection with the Substitutions.

With respect to the Existing Funds, the Applicants have determined that the investment objectives and the investment policies of the Replacement Funds are similar to those of the corresponding Existing Funds, or each Replacement Fund's underlying portfolio construction

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[8]   See Section II. B. above.

and investment results are similar to those of the Existing Fund, and therefore the fundamental objectives, risk and performance expectations of those Contract Owners with interests in subaccounts of the Existing Funds (individually, an "Affected Contract Owner" and, collectively, "Affected Contract Owners") will continue to be met after the Substitutions.

Additionally, as is detailed below, the overall expenses of the Replacement Funds are less than those of the corresponding Existing Funds. Applicants believe that, because the Replacement Funds will be offered over a substantially larger asset base than the Existing Funds, there is a potential that Affected Contract Owners will, over time, realize the benefits from additional economies of scale with respect to the advisory fees.

B.   Purposes of the Proposed Substitutions. The principal purposes of the Substitutions are as follows:

1.   ***Implement Business Plan.*** The Substitutions are another step in the Companies' overall business plan to make the Contracts more competitive (and thus more attractive to customers) and more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain performance, risk and pricing guidelines.

2.   ***Influence***. The Substitutions will replace unaffiliated funds with funds that are advised and sub-advised by affiliates of the Companies. Additionally, the Replacement Funds will only be available through variable insurance products offered by the Companies or their affiliated insurance companies. Consequently, the Board of the Replacement Funds has greater sensitivity to the needs of Contract Owners. The Substitutions will provide the Companies with more influence over the administrative aspects of the funds offered through the Contracts.

Influence is important because changes to the funds offered through the Contracts often result in costly, off-cycle communications and mailing to Contract Owners. These changes may include changes in fund management, changes in investment style and/or policies and changes resulting from economic conditions or regulatory events. Currently, if the Companies or their Contract Owners object to any such changes, the only recourse the Companies have is to propose substitution of another fund. Substitutions involve extensive review, regulatory approvals and significant time and expense. For affiliated funds, there is greater influence over the pace and timing of such changes. Additionally, issues involving poor performance, the inability of the sub-adviser to properly manage the fund's assets and other matters affecting the qualification of a fund's sub-adviser may be solved by the adviser removing the sub-adviser. Under the manager-of-managers exemptive relief granted to the certain ING fund families and relied upon by Voya Variable Portfolios, Inc.,[9] a vote of the shareholders is not necessary to change a sub-adviser, except for changes involving certain affiliated sub-advisers. Notwithstanding, after the Effective Date of the Substitutions the Applicants agree not to change a Replacement Fund's sub-adviser without first obtaining shareholder approval of either (1) the sub-adviser change or (2) the parties continued ability to rely on their manager-of-managers relief.

The Companies believe that the Substitutions will enable them to exercise more influence over the management and administration of the funds offered through their Contracts, thereby reducing costs and customer confusion. The added influence will give each Company the ability

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[9]   Investment Company Act of 1940 Release No. 30603 (July 22, 2013).

to react more quickly to the changes and problems it encounters in its oversight of the funds which are available in its Contracts.

        3.   ***Reduction of Costs.*** The replacement of the Existing Funds, which are managed by unaffiliated investment advisers, with the Replacement Funds which are managed by affiliated investment advisers will allow the Companies to reduce costs by consolidating administration of the Replacement Funds with its other funds. Changes by the Existing Funds now come unexpectedly and may require product amendments, regulatory filings and/or immediate notification to Contract Owners. Such changes can be better planned or anticipated for the Replacement Funds so that costs are reduced by including the changes with other routine regulatory filings and mailings regularly sent to Contract Owners.

        4.   ***Due Diligence.*** The Companies have an on-going fund due diligence process through which they select, evaluate and monitor the funds available through the Contracts. This process contributes to the Companies' ability to offer competitive products and services and assist their customers in meeting their financial goals. The Substitutions will allow the Companies to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contracts.

C.   **Implementation.** Applicants will affect the Substitutions as soon as practicable following the issuance of the requested order. As of the effective date of the Substitutions ("Effective Date"), shares of the Existing Funds will be redeemed for cash. The Companies, on behalf of each Existing Fund subaccount of each relevant Account, will simultaneously place a redemption request with each Existing Fund and a purchase order with the corresponding Replacement Fund so that the purchase of Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the applicable Replacement Fund.

        The Substitutions will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner's contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the applicable Accounts. No brokerage commissions, fees or other remuneration will be paid by either the Existing Funds or the Replacement Funds or by Affected Contract Owners in connection with the Substitutions. The transaction comprising the Substitutions will be consistent with the policies of each registered open-end management investment company involved and with the general purposes of the 1940 Act.

        Affected Contract Owners will not incur any fees or charges as a result of the Substitutions nor will their rights or the Companies' obligations under the Contracts be altered in any way. The Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Affected Contract Owners. The Substitutions will not cause the Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitutions than before the Substitutions. Also, as described more fully below, after notification of the Substitutions and for 30 days after the Effective Date, Affected Contract Owners may reallocate the subaccount value of the Existing Funds to any other investment option available under their Contract without incurring any administrative costs or allocation (transfer) charges.

All Affected Contract Owners were notified of this Application by means of supplements to the Contract prospectuses shortly after the date the Application was first filed with the Commission. Among other information regarding the Substitutions, the supplements will inform Affected Contract Owners that beginning on the date of the supplements the Companies will not exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers from an Existing Fund (other than restrictions related to frequent or disruptive transfers) until at least 30 days after the Effective Date of the Substitutions. Following the date the order requested by this Application is issued, but before the Effective Date, Affected Contract Owners will receive a second supplement to the Contract prospectuses setting forth the Effective Date and advising Affected Contract Owners of their right, if they so choose, at any time prior to the Effective Date, to reallocate or withdraw accumulated value in the Existing Fund subaccounts under their Contracts or otherwise terminate their interest therein in accordance with the terms and conditions of their Contracts. If Affected Contract Owners reallocate account value prior to the Effective Date or within 30 days after the Effective Date, there will be no charge for the reallocation of accumulated value from the Existing Fund subaccounts and the reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers. The Companies will not exercise any right they may have under the Contracts to impose additional restrictions or fees on transfers from an Existing Fund under the Contracts (other than restrictions related to frequent or disruptive transfers) for a period of at least 30 days following the Effective Date of the Substitutions. Additionally, all Affected Contract Owners will be sent prospectuses of the applicable Replacement Funds before the Effective Date.

Within five (5) business days after the Effective Date, Affected Contract Owners will be sent a written confirmation ("Post-Substitution Confirmation") indicating that shares of the Existing Funds have been redeemed and that the shares of the corresponding Replacement Fund have been substituted. The Post-Substitution Confirmation will show how the allocation of the Contract Owner's account value before and immediately following the Substitutions have changed as a result of the Substitutions and detail the transactions effected on behalf of the respective Affected Contract Owner because of the Substitutions.

D.   Relief Requested. Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitutions.

IV - APPLICANTS' ANALYSIS IN SUPPORT OF REQUEST FOR AN ORDER PURSUANT TO SECTION 26(c) OF THE 1940 ACT

A.   Relevant Statutory Provisions. Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) was added to the 1940 Act by the Investment Company Amendments Act of 1970 then as Section 26(b). Prior to enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund,[10] recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.[11]

Congress responded to the Commission's concerns by enacting Section 26(b) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

> The proposed amendment recognizes that in case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and provisions of the 1940 Act.[12]

The substitution of shares held by each Account, as described above, appears to involve a substitution of securities within the meaning of Section 26(c) of the 1940 Act.[13] Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the Substitutions.

B.   Comparison of Fees and Expenses, Investment Objectives, Strategies and Risks, Expense Ratios and Total Return. At the time of the Substitutions the overall fees and expenses of the Replacement Funds will be less than those assessed by the Existing Funds.[14]

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[10]   In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(b) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act. *See* House Committee Interstate and Foreign Commerce, Report on the Securities and Exchange Commission on Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

[11]   See *id.*

[12]   S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).

[13]   While Section 26(b), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(b) to apply to "a substitution of securities in any *subaccount* of a registered separate account." *Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons*, Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

[14]   For two years following the implementation of the Substitution described herein, the net annual expenses of each Replacement Fund will not exceed the net annual expenses of each corresponding Existing Fund as of August 31, 2014. To achieve this limitation, the Replacement Funds' investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. In addition, the Companies will not increase the Contract fees and charges, including the asset based charges such as mortality and expense risk charges deducted from the subaccounts, which would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution.

Furthermore, each Replacement Fund has investment objectives and investment strategies that are similar to those of the corresponding Existing Fund, or each Replacement Fund's underlying portfolio construction and investment results are similar to those of the corresponding Existing Fund. Accordingly, the Applicants believe that the fundamental investment objectives, risk and performance expectations of the Affected Contract Owners will continue to be met after the Substitutions.

Applicants generally submit that the Substitutions meet the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past.[15]

Comparative information regarding fees and expenses (including management fee breakpoints),[16] investment objectives and strategies, expense ratios and total return for the proposed Substitutions is as follows.

[15] See, *e.g. Lincoln National Life Company, et al.*, (File No. 812-14063), Investment Company Act Release No. 30517 (May 14, 2013)(Order); *AXA Equitable Life Insurance Company, et al.,* (File No. 812-14036), Investment Company Act Release No. 30405 (February 26, 2013)(Order); *New York Life Insurance and Annuity Corporation, et al.*, (File No. 812-13903), Investment Company Act Release No. 29947 (February 14, 2012)(Order); *Allianz Life Insurance Company of North America, et al.*, (File No. 812-13821), Investment Company Act Release No. 29716 (July 6, 2011)(Order); *AXA Equitable Life Insurance Company, et al.*, (File No. 812-13686), Investment Company Act Release No. 29372 (July 29, 2010)(Order); *Nationwide Life Insurance Company, et al.*, (File No. 812-13495), Investment Company Act Release No 28815 (July 8, 2009)(Order); *Riversource Life Insurance Company, et al.*, (File No. 812-13492), Investment Company Act Release No. 28575 (December 30, 2008)(Order); *ING USA Annuity and Life Insurance Company, et al.,* (File No. 812-13466), Investment Company Act Release No. 28285 (May 23, 2008) (Order); *ING Life Insurance and Annuity Company, et al.,* (File No. 812-13361), Investment Company Act Release No. 27885 (July 16, 2007) (Order); *ING Life Insurance and Annuity Company, et al.,* (File No. 812-13260), Investment Company Act Release No. 27445 (August 15, 2006) (Order); *ING USA Annuity and Life Insurance Company, et al.,* (File No. 812-13148), Investment Company Act Release No. 27052 (August 30, 2005) (Order); *ING Life Insurance and Annuity Company, et al.,* (File No. 812-13101), Investment Company Act Release No. 26711 (December 20, 2004) (Order); *Security Life of Denver Insurance Company, et al.,* (File No. 812-11010), Investment Company Act Release No. 23291 (June 29, 1998) (Order).

[16] The tables show the operating expenses for the Replacement Fund and the Existing Fund as a ratio of expenses to average daily net assets. The fees and expenses of the Replacement Fund and the Existing Fund are based on net assets as of August 31, 2014.

1.   *Voya Russell Large Cap Value Index Portfolio for the ClearBridge Variable Large Cap Value Portfolio.*

a. **Fees and Expenses.** The comparative fees and expenses for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Replacement Fund • Voya Russell Large Cap Value Index Portfolio – Class I	0.45%	None	0.10%	0.04%	0.60%*	0.10%	0.50%
Existing Fund • ClearBridge Variable Large Cap Value Portfolio – Class I	0.65%	None	None	0.08%	0.73%	None	0.73%

*Includes 0.01% of acquired fund fees and expenses.

b. **Breakpoint Information.** The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
ClearBridge Variable Large Cap Value Portfolio Total Net Expenses: 0.73% - Class I Management Fee: 0.65%	**Voya Russell Large Cap Value Index Portfolio** Total Net Expenses: 0.50% - Class I Management Fee: 0.45%
Management Fee Breakpoints	**Management Fee Breakpoints**
0.65% First $350 million 0.55% Next $150 million 0.525% Next $250 million 0.50% Next $250 million 0.45% Over $1 billion	0.45% First $250 million 0.35% Next $250 million 0.30% Thereafter

c. **Investment Objectives, Strategies and Risks.**

Existing Fund	Replacement Fund
ClearBridge Variable Large Cap Value Portfolio Investment Objective – The fund seeks long-term growth of capital as its primary investment objective. Current income is a secondary objective.	**Voya Russell Large Cap Value Index Portfolio** Investment Objective – The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index

	("Index").
Principal Investment Strategies – Under normal circumstances, the fund invests at least 80% of its net assets, plus borrowings for investment purposes, if any, in equity securities, or other investments with similar economic characteristics, of companies with large market capitalizations.	Principal Investment Strategies – Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all, or substantially all of its assets in these securities. The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act"). The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Index includes those Russell Top 200$^{®}$ Index companies that exhibit value characteristics, including lower price-to-book ratios and lower forecasted growth values. As of December 31, 2013, the smallest company in the Index had a market capitalization of $3 billion and the largest company had a market capitalization of $500.7 billion. As of February 28, 2014, a portion of the Index was concentrated in the financials sector and portions of the Index were focused in the energy sector (including the oil, gas, and consumable fuels industry) and the health care sector.

	The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures and other derivatives as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index. The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons. The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 $^{1}/_{3}$ % of its total assets.
Principal Risks – Risk is inherent in all investing. There is no assurance that the fund will meet its investment objective. The value of an investment in the fund, as well as the amount of return an investor receives on their investment, may fluctuate significantly. An investor may lose part or all of their investment in the fund or their investment may not perform as well as other similar investments. The fund may take temporary defensive positions; in such a case, the fund will not be pursuing its principal investment strategies. The following is a summary description of certain risks of investing in the fund. **Stock market and equity securities risk.** The securities markets are volatile and the market prices of the fund's securities may decline generally. Securities fluctuate in price based on changes in a company's financial condition and overall market and economic conditions. If the market prices of the securities owned by the fund fall, the value of an investment in the fund will	Principal Risks – An investor could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds. **Company.** The price of a given company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless. **Concentration.** To the extent that the Portfolio's index "concentrates," as that term is defined in the 1940 Act, in the securities of a particular industry or group of industries or a single country or region, the Portfolio will concentrate its investments to approximately the same extent as the Index. As a result, the Portfolio may be subject to greater market

decline.

Recent market events risk. The global financial crisis that began in 2008 has caused a significant decline in the value and liquidity of many securities and unprecedented volatility in the markets. In response to the crisis, the U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including by keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, failure of efforts in response to the crisis, or investor perception that such efforts are not succeeding could negatively affect financial markets generally as well as result in higher interest rates, increase market volatility and reduce the value and liquidity of certain securities.

This environment could make identifying investment risks and opportunities especially difficult for the subadviser, and whether or not the fund invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the fund's investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.

Issuer risk. The value of a security can go up or down more than the market as a whole and can perform differently from the value of the market as a whole, often due to disappointing earnings reports by the issuer, unsuccessful products or services, loss of major customers, major litigation against the issuer or changes in government regulations affecting the issuer or the competitive environment. The fund may experience a substantial or complete loss on an individual security. Historically, the prices of

fluctuation than a fund which has securities representing a broader range of investment alternatives. If securities in which the Portfolio concentrates fall out of favor, the Portfolio could underperform funds that have greater diversification.

Convertible Securities.   Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt securities, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit.   Prices of bonds and other debt instruments can fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay altogether.

Derivative Instruments.   Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in interest rates and liquidity risk. The use of certain derivatives may also have a leveraging effect which may increase the volatility of the Portfolio and reduce its returns. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing.   To the extent that the Portfolio invests a substantial portion of its assets in a particular industry, sector, market segment, or geographical area, its investments will be sensitive to developments in that securities of small and medium capitalization companies have generally gone up or down more than those of large capitalization companies, although even large capitalization companies may fall out of favor with investors.

Large capitalization company risk. Large capitalization companies may fall out of favor with investors.

Liquidity risk. Some assets held by the fund may be impossible or difficult to sell, particularly during times of market turmoil. These illiquid assets may also be difficult to value. If the fund is forced to sell an illiquid asset to meet redemption requests or other cash needs, the fund may be forced to sell at a loss.

Portfolio selection risk. The value of an investment may decrease if the subadviser's judgment about the attractiveness or value of or market trends affecting a particular security, industry, sector or region, or about market movements is incorrect.

Value investing risk. The value approach to investing involves the risk that stocks may remain undervalued. Value stocks may underperform the overall equity market while the market concentrates on growth stocks. Although the fund will not concentrate its investments in any one industry or industry group, it may, like many value funds, weight its investments toward certain industries, thus increasing its exposure to factors adversely affecting issuers within those industries.

Risk of increase in expenses. An investor's actual costs of investing in the fund may be higher than the expenses shown in "Annual fund operating expenses" for a variety of reasons. For example, expense ratios may be higher than those shown if a fee limitation is changed or terminated or if average net assets decrease. Net assets are more likely to decrease and fund expense ratios are more likely to increase when markets are volatile.

industry, sector, market segment, or geographical area. The Portfolio assumes the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or geographical area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or be more volatile than, other funds that invest more broadly.

Index Strategy. The index selected may underperform the overall market and the Portfolio might fail to track its target index. The correlation between the Portfolio and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. The Portfolio's actual holdings might not match the Index and the Portfolio's effective exposure to index securities at any given time may not equal 100%.

Interest Rate. With bonds and other fixed rate debt instruments, a rise in interest rates generally causes values to fall; conversely, values generally rise as interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed increases. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising interest rates. Rising interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For fixed-income securities, an increase in interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain Portfolio investments, adversely affect values, and increase a Portfolio's costs. If dealer

	capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed income markets.
	Liquidity. If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, and the security could have the effect of decreasing the overall level of the Portfolio's liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, which could vary from the amount the Portfolio could realize upon disposition. The Portfolio may make investments that become less liquid in response to market developments or adverse investor perception. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.
	Market. Stock prices may be volatile and are affected by the real or perceived impacts of such factors as economic conditions and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to Portfolio costs and impair the ability of the Portfolio to achieve its investment objectives.
	Other Investment Companies. The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying a registered open-end management investment company might decrease. Because the Portfolio may invest in other investment companies, an investor will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees,

| | and custodial fees) in addition to the expenses of the Portfolio.

Securities Lending. Securities lending involves two primary risks: "investment risk" and "borrower default risk." Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

Value Investing. Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings and industrial production. |
|---|---|

d. **Comparison.**   The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other with similar weighted average holdings from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Large Value style box. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks, principal investment strategies, and naming conventions, as there is significant investment flexibility within those constraints.

The Existing Fund's investment objective is long-term growth of capital and the secondary objective is current income, and the Replacement Fund seeks to track the Russell Top 200 Value Index. Under normal circumstances, the Existing Fund invests at least 80% of its net assets, plus borrowings for investment purposes, if any, in equity securities, or other investments with similar economic characteristics, of companies with large market capitalizations.   The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index ("Index"). Under normal market conditions, the Replacement Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Replacement Fund currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index.

With respect to the Existing Fund's and Replacement Fund's primary and/or secondary investment objectives, each shares some combination of long-term capital appreciation and current/reasonable income language. The Replacement Fund, as an index fund, does not specifically state either capital appreciation or income in its objective but rather focuses on an index replication due to its passive nature. The passive index it is replicating, however, seeks to generate long-term capital appreciation and also delivers current/reasonable income. In fact, as of August 31, 2014, the current yield on the performance benchmark for the Replacement Fund, the Russell Top 200 Value Index, was 2.27%, higher than the current yield of the performance benchmark for the Existing Fund, the Russell 1000 Value Index, which was 2.17%. Furthermore, while the listed principal investment strategies of the Existing Fund and the Replacement Fund differ in language and breadth, at their core each is required to invest in more than 80% equity securities of a large cap, primarily income producing companies. Although the Replacement Fund seeks to replicate an index, as noted above, the index is consists of equity securities of a large cap and income producing companies. Over 95% of the underlying securities in the index the Replacement Fund seeks to replicate (both by names and by asset weight) pay a dividend.

While the Existing Fund and the Replacing Fund are benchmarked to a different index, there is very high overlap in the construction and the returns of those differing indices. The companies that make up the Replacement Fund's Russell Top 200 Value Index benchmark comprise 69% of the Existing Fund's Russell 1000 Value Index benchmark.

Even though the overlap of these benchmarks is not 100%, there is a high correlation in the returns of these benchmarks over time. Over the past five years there is no less than a 98% correlation in the returns between the Existing Fund's benchmark and the Replacement Fund's benchmark. This means that the returns tend to move nearly in lockstep with each other, and this has a similar effect on the actual returns of the Existing Fund and the Replacement Fund. As shown in the performance tables below, the Replacement Portfolio has exhibited similar or better performance to the Existing Portfolio at a meaningfully lower expense ratio.

To summarize, while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other such that each Affected Contract Owner's fundamental investment objectives and risk and return expectations will continue to be met after the Substitution.

         e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Replacement Fund • Voya Russell Large Cap Value Index Portfolio – Class I						(05/01/2009)
	0.50%	22.89%	20.72%	14.96%	N/A	17.61%

Existing Fund						
• ClearBridge Variable Large Cap Value Portfolio						(02/17/1998)
– Class I	0.73%	23.19%	21.01%	16.04%	8.26%	7.07%

The Replacement Fund has slightly underperformed the Existing Fund over the one, three and five-year periods. The Replacement Fund will, however, allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

   f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Large Cap Value Index Portfolio – Class I immediately following the proposed substitution will be approximately $63,616,470. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($51,723,771) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of August 31, 2014 ($11,892,699).

2. *Voya Russell Large Cap Value Index Portfolio for Fidelity VIP Equity-Income Portfolio.*

     a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Replacement Fund • Voya Russell Large Cap Value Index Portfolio – Class I	0.45%	None	0.10%	0.04%	0.60%*	0.10%	0.50%
Existing Fund • Fidelity VIP Equity-Income Portfolio – Initial Class	0.45%	None	None	0.10%	0.57%**	None	0.57%
Replacement Fund • Voya Russell Large Cap Value Index Portfolio – Class S	0.45%	0.25%	0.10%	0.04%	0.85%*	0.10%	0.75%
Existing Fund • Fidelity VIP Equity-Income Portfolio – Service 2 Class	0.45%	0.25%	None	0.10%	0.82%**	None	0.82%

*Includes 0.01% of acquired fund fees and expenses.
** Includes 0.02% of acquired fund fees and expenses.

     b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund	

Fidelity VIP Equity-Income Portfolio
Total Net Expenses: 0.57% - Initial Class
                        0.82% - Service 2 Class
 	
Management Fee: 0.45%
		Voya Russell Large Cap Value Index Portfolio
		Total Net Expenses: 0.50% - Class I
		                        0.75% - Class S
		
		Management Fee: 0.45%	

Management Fee Breakpoints for both classes of shares		**Management Fee Breakpoints for both classes of shares**	
0.2559%	Group Fee Rate*	0.45%	First $250 million
0.20%	Individual Fund Fee Rate	0.35%	Next $250 million
0.4559%	Management Fee Rate (sum of above)	0.30%	Thereafter

* Fidelity calculates a "Group Fee Rate." The group fee rate is based on the monthly average net assets of all of the registered investment companies with which FMR has management contracts. The Group Fee Rate of 0.2559% corresponds to AUM up to $1,374 billion.	

c. **Investment Objectives, Strategies and Risks.**

Existing Fund	Replacement Fund
Fidelity VIP Equity-Income Portfolio Investment Objective – The fund seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	**Voya Russell Large Cap Value Index Portfolio** Investment Objective – The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index ("Index").
Principal Investment Strategies – Normally invests at least 80% of assets in equity securities. Normally invests primarily in income-producing equity securities, which tends to lead to investments in large cap "value" stocks. Potentially invests in other types of equity securities and debt securities, including lower-quality debt securities. Invests in domestic and foreign issuers. Uses fundamental analysis of factors such as each issuer's financial condition and industry position, as well as market and economic conditions, to select investments. Potentially uses using covered call options as tools in managing the fund's assets.	Principal Investment Strategies – Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all, or substantially all of its assets in these securities. The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act"). The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index.

| | The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Index includes those Russell Top 200® Index companies that exhibit value characteristics, including lower price-to-book ratios and lower forecasted growth values. As of December 31, 2013, the smallest company in the Index had a market capitalization of $3 billion and the largest company had a market capitalization of $500.7 billion. As of February 28, 2014, a portion of the Index was concentrated in the financials sector and portions of the Index were focused in the energy sector (including the oil, gas, and consumable fuels industry) and the health care sector.

The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures and other derivatives as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.

The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 $^1/_3$ % of its total assets. |
| Principal Risks – | Principal Risks – |
| **Stock Market Volatility.** Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or | An investor could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio |

economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

Interest Rate Changes. Interest rate increases can cause the price of a debt security to decrease.

Foreign Exposure. Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

"Value" Investing. "Value" stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.

An investor could lose money by investing in the fund.

performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company.   The price of a given company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Concentration.   To the extent that the Portfolio's index "concentrates," as that term is defined in the 1940 Act, in the securities of a particular industry or group of industries or a single country or region, the Portfolio will concentrate its investments to approximately the same extent as the Index. As a result, the Portfolio may be subject to greater market fluctuation than a fund which has securities representing a broader range of investment alternatives. If securities in which the Portfolio concentrates fall out of favor, the Portfolio could underperform funds that have greater diversification.

Convertible Securities.   Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt securities, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit.   Prices of bonds and other debt instruments can fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay altogether.

Derivative Instruments.   Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in interest rates and liquidity risk. The use of certain derivatives may also have a leveraging effect which may increase the volatility of the Portfolio and reduce its returns. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing. To the extent that the Portfolio invests a substantial portion of its assets in a particular industry, sector, market segment, or geographical area, its investments will be sensitive to developments in that industry, sector, market segment, or geographical area. The Portfolio assumes the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or geographical area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or be more volatile than, other funds that invest more broadly.

Index Strategy. The index selected may underperform the overall market and the Portfolio might fail to track its target index. The correlation between the Portfolio and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. The Portfolio's actual holdings might not match the Index and the Portfolio's effective exposure to index securities at any given time may not equal 100%.

Interest Rate. With bonds and other fixed rate debt instruments, a rise in interest rates generally causes values to fall; conversely, values generally rise as interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed increases. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising interest rates. Rising interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For fixed-income securities, an increase in interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain Portfolio investments, adversely affect values, and increase a Portfolio's costs. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed income markets.

Liquidity. If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, and the security could have the effect of decreasing the overall level of the Portfolio's liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, which could vary from the amount the Portfolio could realize upon disposition. The Portfolio may make investments that become less liquid in response to market developments or adverse investor perception. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market. Stock prices may be volatile and are affected by the real or perceived impacts of such factors as economic conditions and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of

| | favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to Portfolio costs and impair the ability of the Portfolio to achieve its investment objectives.

Other Investment Companies. The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying a registered open-end management investment company might decrease. Because the Portfolio may invest in other investment companies, an investor will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio.

Securities Lending. Securities lending involves two primary risks: "investment risk" and "borrower default risk." Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

Value Investing. Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings and industrial production. |
|---|---|

d. **Comparison.**   The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other with similar weighted average holdings from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Large Value style box. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks, principal investment strategies, and naming conventions, as there is significant investment flexibility within those constraints.

The Existing Fund's investment objective is to seek reasonable income, and will also consider the potential for capital appreciation. The Existing Fund normally invests at least 80% of assets in equity securities, primarily in income-producing equity securities, which tends to lead to investments in large cap "value" stocks. The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index ("Index"). Under normal market conditions, the Replacement Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Replacement Fund currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index.

With respect to the Existing Fund's and Replacement Fund's primary and/or secondary investment objectives, each shares some combination of long-term capital appreciation and current/reasonable income language. The Replacement Fund, as an index fund, does not specifically state either capital appreciation or income in its objective but rather focuses on an index replication due to its passive nature. The passive index it is replicating, however, seeks to generate long-term capital appreciation and also delivers current/reasonable income. In fact, as of August 31, 2014, the current yield on the performance benchmark for the Replacement Fund, the Russell Top 200 Value Index, was 2.27%, higher than the current yield of the performance benchmark for the Existing Fund, the Russell 3000 Value Index, which was 2.15%.

Furthermore, while the listed principal investment strategies of the Existing Fund and the Replacement Fund differ in language and breadth, at their core each is required to invest in more than 80% equity securities of a large cap, primarily income producing companies. Although the Replacement Fund seeks to replicate an index, as noted above, the index is consists of equity securities of a large cap and income producing companies. Over 95% of the underlying securities in the index the Replacement Fund seeks to replicate (both by names and by asset weight) pay a dividend.

While the Existing Fund and the Replacing Fund are benchmarked to a different index, there is very high overlap in the construction and the returns of those differing indices. The companies that make up the Replacement Fund's Russell Top 200 Value Index benchmark comprise 64% of the Existing Fund's Russell 3000 Value Index benchmark.

Even though the overlap of these benchmarks is not 100%, there is a high correlation in the returns of these benchmarks over time. Over the past five years there is no less than a 98%

correlation in the returns between the Existing Fund's benchmark and the Replacement Fund's benchmark. This means that the returns tend to move nearly in lockstep with each other, and this has a similar effect on the actual returns of the Existing Fund and the Replacement Fund. As shown in the performance tables below, the Replacement Portfolio has exhibited similar or better performance to the Existing Portfolio at a meaningfully lower expense ratio.

To summarize, while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other such that each Affected Contract Owner's fundamental investment objectives and risk and return expectations will continue to be met after the Substitution.

        e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Replacement Fund • Voya Russell Large Cap Value Index Portfolio – Class I	0.50%	22.89%	20.72%	14.96%	N/A	(05/01/2009) 17.61%
Existing Fund • Fidelity VIP Equity-Income Portfolio – Initial Class	0.57%	20.13%	19.07%	15.43%	7.28%	(10/09/1986) 9.51%
Replacement Fund • Voya Russell Large Cap Value Index Portfolio – Class S	0.75%	22.62%	20.44%	14.68%	N/A	(05/01/2009) 17.35%
Existing Fund • Fidelity VIP Equity-Income Portfolio – Service 2 Class	0.82%	19.87%	18.79%	15.15%	7.02%	(01/12/2000) 5.68%

        f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Large Cap Value Index Portfolio – Class I immediately following the proposed substitution will be approximately $102,560,030. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($51,723,771) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of August 31, 2014 ($50,836,259).

The estimated net assets of the Voya Russell Large Cap Value Index Portfolio – Class S immediately following the proposed substitution will be approximately $309,764,378. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($140,739,513) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of August 31, 2014 ($169,024,865).

3. *Voya Russell Large Cap Index Portfolio for the Invesco VI Core Equity Fund.*

     a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Replacement Fund • Voya Russell Large Cap Index Portfolio – Class S	0.25%	0.25%	0.10%	0.03%	0.64%*	0.01%	0.63%
Existing Fund • Invesco VI Core Equity Fund – Class I	0.61%	None	None	0.29%	0.92%**	0.02%	0.90%

*Includes 0.01% of acquired fund fees and expenses.
**Includes 0.02% of acquired fund fees and expenses.

     b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund	
Invesco VI Core Equity Fund Total Net Expenses: 0.90% - Class I Management Fee: 0.61%		**Voya Russell Large Cap Index Portfolio** Total Net Expenses: 0.63% - Class S Management Fee: 0.25%	
Management Fee Breakpoints		**Management Fee Breakpoints**	
0.65%	First $250 million	0.25%	First $1 billion
0.60%	Over $250 million	0.23%	Next$1 billion
		0.21%	Thereafter

     c. **Investment Objectives, Strategies and Risks.**

Existing Fund	Replacement Fund
Invesco VI Core Equity Fund	**Voya Russell Large Cap Index Portfolio**
Investment Objective – The Fund's investment objective is long-term growth of capital.	Investment Objective – The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index ("Index").
Principal Investment Strategies –	Principal Investment Strategies –

The portfolio management team seeks to construct a portfolio of issuers that have high or improving return on invested capital (ROIC), quality management, a strong competitive position and which are trading at compelling valuations. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and in derivatives and other instruments that have economic characteristics similar to such securities. The Fund invests primarily in equity securities. The principal type of equity securities in which the Fund invests is common stock. The Fund may invest in the securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers.

The Fund may invest up to 25% of its net assets in foreign securities, which includes foreign debt and foreign equity securities.

The Fund employs a risk management strategy to help minimize loss of capital and reduce excessive volatility. Pursuant to this strategy, the Fund generally invests a substantial amount of its assets in cash and cash equivalents. As a result, the Fund may not achieve its investment objective.

The Fund can invest in derivative instruments, including futures contracts and forward foreign currency contracts.

The Fund can use futures contracts, including index futures, to gain exposure to the broad market by equitizing cash and as a hedge against downside risk.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

In selecting securities for the Fund, the portfolio managers conduct fundamental research of issuers to gain a thorough understanding of their

Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all, or substantially all of its assets in these securities.

The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act").

The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index.

The Index is an unmanaged index that measures the performance of the 200 largest companies in the Russell 1000® Index, which together represent approximately 69% of the total market capitalization of the Russell 1000® Index. As of December 31, 2013 the smallest company in the Index had a market capitalization of $3 billion and the largest company had a market capitalization of $500.7 billion. As of February 28, 2014, portions of the Index were focused in the information technology sector and the financials sector.

The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures and other derivatives as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the business prospects, appreciation potential and ROIC. The process they use to identify potential investments for the Fund includes three phases: financial analysis, business analysis and valuation analysis. Financial analysis evaluates an issuer's capital allocation, and provides vital insight into historical and potential ROIC which is a key indicator of business quality and caliber of management. Business analysis allows the team to determine an issuer's competitive positioning by identifying key drivers of the issuer, understanding industry challenges and evaluating the sustainability of competitive advantages. Both the financial and business analyses serve as a basis to construct valuation models that help estimate an issuer's value. The portfolio managers use three primary valuation techniques: discounted cash flow, traditional valuation multiples and net asset value. At the conclusion of their research process, the portfolio managers will generally invest in an issuer when they have determined it potentially has high or improving ROIC, quality management, a strong competitive position and is trading at an attractive valuation.

The portfolio managers consider selling a security when it exceeds the target price, has not shown a demonstrable improvement in fundamentals or a more compelling investment opportunity exists.

Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.

The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 $^{1}/_{3}$ % of its total assets

Principal Risks –

As with any registered open-end management investment company investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:

Cash/Cash Equivalents Risk. Holding cash or cash equivalents may negatively affect performance.

Principal Risks –

An investor could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company. The price of a given company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Debt Securities Risk. The Fund may invest in debt securities that are affected by changing interest rates and changes in their effective maturities and credit quality.

Derivatives Risk. The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index, or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by owning the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative, which may make the Fund's returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund's ability to use certain derivatives or their cost. Also, derivatives used for hedging or to gain or limit exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.

Foreign Securities Risk. The Fund's foreign investments may be affected by changes in a foreign country's exchange rates, political and social instability, changes in economic or

Convertible Securities. Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt securities, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit. Prices of bonds and other debt instruments can fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay altogether.

Derivative Instruments. Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in interest rates and liquidity risk. The use of certain derivatives may also have a leveraging effect which may increase the volatility of the Portfolio and reduce its returns. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing. To the extent that the Portfolio invests a substantial portion of its assets in a particular industry, sector, market segment, or geographical area, its investments will be sensitive to developments in that industry, sector, market segment, or geographical area. The Portfolio assumes the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or taxation policies, difficulties when enforcing obligations, decreased liquidity, and increased volatility. Foreign companies may be subject to less regulation resulting in less publicly available information about the companies.

Management Risk. The investment techniques and risk analysis used by the Fund's portfolio managers may not produce the desired results.

Market Risk. The prices of and the income generated by the Fund's securities may decline in response to, among other things, investor sentiment, general economic and market conditions, regional or global instability, and currency and interest rate fluctuations.

Small- and Mid-Capitalization Risks. Stocks of small- and mid-sized companies tend to be more vulnerable to adverse developments and may have little or no operating history or track record of success, and limited product lines, markets, management and financial resources. The securities of small- and mid-sized companies may be more volatile due to less market interest and less publicly available information about the issuer. They also may be illiquid or restricted as to resale, or may trade less frequently and in smaller volumes, all of which may cause difficulty when establishing or closing a position at a desirable price.

geographical area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or be more volatile than, other funds that invest more broadly.

Index Strategy. The index selected may underperform the overall market and the Portfolio might fail to track its target index. The correlation between the Portfolio and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. The Portfolio's actual holdings might not match the Index and the Portfolio's effective exposure to index securities at any given time may not equal 100%.

Interest Rate. With bonds and other fixed rate debt instruments, a rise in interest rates generally causes values to fall; conversely, values generally rise as interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed decreases. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising interest rates. Rising interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For fixed-income securities, an increase in interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain Portfolio investments, adversely affect values, and increase a Portfolio's costs. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed income markets.

	Liquidity. If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, and the security could have the effect of decreasing the overall level of the Portfolio's liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, which could vary from the amount the Portfolio could realize upon disposition. The Portfolio may make investments that become less liquid in response to market developments or adverse investor perception. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio. **Market.** Stock prices may be volatile and are affected by the real or perceived impacts of such factors as economic conditions and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to Portfolio costs and impair the ability of the Portfolio to achieve its investment objectives. **Other Investment Companies.** The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying a registered open-end management investment company might decrease. Because the Portfolio may invest in other investment companies, an investor will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio. **Securities Lending.** Securities lending

	involves two primary risks: "investment risk" and "borrower default risk." Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

d. **Comparison.** The Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and similar policies and risks.

The Existing Fund's investment objective is long-term growth of capital. The portfolio management team seeks to construct a portfolio of issuers that have high or improving return on invested capital (ROIC), quality management, a strong competitive position and which are trading at compelling valuations. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and in derivatives and other instruments that have economic characteristics similar to such securities. The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index ("Index"). Under normal market conditions, the Replacement Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index. The Replacement Fund currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the 200 largest companies in the Russell 1000® Index, which together represent approximately 69% of the total market capitalization of the Russell 1000® Index

The Replacement Fund will offer investors exposure to similar types of stocks. Both Portfolios are classified in the Large Blend category by Morningstar. Both Portfolios have exhibited similar risk statistics. The three-year standard deviation for the Existing Fund is 11.97% and 12.19% for the Replacement Fund. Based on Morningstar analysis of the underlying holdings, the Replacement Fund tends to invest in larger companies with higher market capitalizations.

Even though the Existing Fund uses a more active strategy, the substitution is appropriate. The three-year correlation coefficient as of August 31, 2014, between the Existing Fund and Replacement Fund is 0.95, representing a very strong positive relationship in returns. This means that as the Existing Fund moved up or down by a given amount, the Replacement Fund moved in the same direction by a very similar amount.

The Replacement Fund has outperformed the Existing Fund over common time periods. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Replacement Fund • Voya Russell Large Cap Index Portfolio – Class S	0.63%	24.66%	19.96%	15.77%	N/A	(03/10/2008) 8.59%
Existing Fund • Invesco VI Core Equity Fund – Class I	0.90%	21.81%	17.28%	14.14%	8.58%	(05/02/1994) 8.73%

f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Large Cap Index Portfolio – Class S immediately following the proposed substitution will be approximately $592,345,009. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($591,952,582) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of August 31, 2014 ($392,427).

4.   *Voya Russell Large Cap Growth Index Portfolio for the Invesco VI American Franchise Fund.*

   a. **Fees and Expenses.** The comparative fees and expenses for each fund in this proposed substitution are, or will be prior to implementation of the Substitution, as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Replacement Fund • Voya Russell Large Cap Growth Index Portfolio – Class S	0.40%	0.25%	0.10%	0.03%	0.78%	0.10%	0.68%[17]
Existing Fund • Invesco VI American Franchise Fund – Class I	0.67%	None	None	0.29%	0.96%	None	0.96%[17]

   b. **Breakpoint Information.** The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
Invesco VI American Franchise Fund Total Net Expenses: 0.96% - Class I Management Fee: 0.67%	**Voya Russell Large Cap Growth Index Portfolio** Total Net Expenses: 0.68% - Class S Management Fee: 0.40%
Management Fee Breakpoints	**Management Fee Breakpoints**
0.695% First $250 million 0.67% Next $250 million 0.645% Next $500 million 0.62% Next $550 million 0.60% Next $3.45 billion 0.595% Next $250 million 0.57% Next $2.25 billion 0.545% Next $2.5 billion 0.52% Over $10 billion	0.40% First $500 million 0.38% Next $500 million 0.36% Thereafter

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[17] The fees and expenses of the Replacement Fund are those expected to be in effect on January 1, 2015. Management of the Replacement Fund, the ING Russell Large Cap Growth Index Portfolio, has proposed a reduction in the fund's management fee and a corresponding change to the fund's management fee breakpoint schedule. This proposal is scheduled to be presented to the fund's Board of Directors for approval on or about November 19, 2014. If approved, which is fully expected, the management fee and the breakpoint schedule shown above will become effective January 1, 2015. The Fees and Expenses of the Replacement Fund are those that will be in place before this Substitution will be implemented. The fees and expenses of the Existing Fund are as of August 31, 2014.

c. Investment Objectives, Strategies and Risks.

Existing Fund	Replacement Fund
Invesco VI American Franchise Fund Investment Objective – The Fund's investment objective is to seek capital growth.	**Voya Russell Large Cap Growth Index Portfolio** Investment Objective – The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index ("Index").
Principal Investment Strategies – The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers. The Fund deems an issuer to be a U.S. issuer if (i) its principal securities trading market (i.e., a U.S. stock exchange, NASDAQ or over-the-counter markets) is in the U.S.; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue from either goods produced, sales made or services performed in the U.S.; or (iii) it is organized under the laws of, or has a principal office in the U.S. The Fund invests primarily in equity securities of mid- and large-capitalization issuers. The principal type of equity security in which the Fund invests is common stock. The Fund invests primarily in securities that are considered by the Fund's portfolio managers to have potential for earnings or revenue growth. The Fund may invest up to 20% of its net assets in securities of foreign issuers. The Fund's investment adviser, Invesco Advisers, Inc. (Invesco or the Adviser) uses a bottom-up stock selection process designed to seek alpha (return on investments in excess of the Russell 1000® Growth Index), and as well as a disciplined portfolio construction process designed to manage risk. The Adviser uses a holistic approach that closely examines company fundamentals, including detailed modeling of a	Principal Investment Strategies – Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all, or substantially all of its assets in these securities. The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act"). The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equity universe represented by stocks in the largest 200 by market cap that exhibit growth characteristics. The Index includes Russell Top 200® Index companies with higher price-to-book ratios and higher

company's financial statements and discussions with company management teams, suppliers, distributors, competitors and customers. The Adviser uses a variety of valuation techniques based on the company in question, the industry in which the company operates, the stage of the company's business cycle, and other factors that best reflect a company's value. The Adviser seeks to invest in companies with attractive growth outlooks at compelling valuation levels, including both stable and catalyst-driven growth opportunities. The Adviser considers whether to sell a particular security when a company hits the price target, a company's fundamentals deteriorate or the catalysts for growth are no longer present or reflected in the stock price.	forecasted growth values. As of December 31, 2013, the smallest company in the Index had a market capitalization of $10.4 billion and the largest company had a market capitalization of $500.7 billion. As of February 28, 2014, a portion of the Index was concentrated in the information technology sector and a portion of the Index was focused in the consumer discretionary sector. The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures and other derivatives as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index. The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons. The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 $^{1}/_{3}$ % of its total assets.
Principal Risks – As with any registered open-end management investment company investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are: **Equity Risk.** Equity risk is the risk that the	Principal Risks – An investor could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds. **Company.** The price of a given company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, or business challenges. If a company declares bankruptcy or

value of securities held by the Fund will fall due to general market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate or factors relating to specific companies in which the Fund invests. For example, an adverse event, such as an unfavorable earnings report, may depress the value of securities held by the Fund; the price of securities may be particularly sensitive to general movements in the stock market; or a drop in the stock market may depress the price of most of all of the securities held by the Fund. In addition, securities of an issuer in the Fund's portfolio may decline in price if the issuer fails to make anticipated dividend payments because, among other reasons, the issuer of the security experiences a decline in its financial condition.

Foreign Securities Risk. The Fund's foreign investments may be affected by changes in a foreign country's exchange rates, political and social instability, changes in economic or taxation policies, difficulties when enforcing obligations, decreased liquidity, and increased volatility. Foreign companies may be subject to less regulation resulting in less publicly available information about the companies.

Growth Investing Risk. Growth stocks tend to be more expensive relative to their earnings or assets compared with other types of stock. As a result they tend to be more sensitive to changes in their earnings and can be more volatile.

Management Risk. The investment techniques and risk analysis used by the Fund's portfolio managers may not produce the desired results.

Market Risk. The prices of and the income generated by the Fund's securities may decline in response to, among other things, investor sentiment, general economic and market conditions, regional or global instability, and currency and interest rate fluctuations.

Mid-Capitalization Risk. Stocks of mid-sized companies tend to be more vulnerable to adverse

becomes insolvent, its stock could become worthless.

Concentration.   To the extent that the Portfolio's index "concentrates," as that term is defined in the 1940 Act, in the securities of a particular industry or group of industries or a single country or region, the Portfolio will concentrate its investments to approximately the same extent as the Index. As a result, the Portfolio may be subject to greater market fluctuation than a fund which has securities representing a broader range of investment alternatives. If securities in which the Portfolio concentrates fall out of favor, the Portfolio could underperform funds that have greater diversification.

Convertible Securities.   Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt securities, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit.   Prices of bonds and other debt instruments can fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay altogether.

Derivative Instruments.   Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in interest rates and liquidity risk. The use of certain derivatives may also have a leveraging effect which may increase the volatility of the Portfolio and reduce its returns. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging, the change in value of a developments and may have little or no operating history or track record of success, and limited product lines, markets, management and financial resources. The securities of mid-sized companies may be more volatile due to less market interest and less publicly available information about the issuer. They also may be illiquid or restricted as to resale, or may trade less frequently and in smaller volumes, all of which may cause difficulty when establishing or closing a position at a desirable price.

derivative may not correlate as expected with the currency, security or other risk being hedged. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing. To the extent that the Portfolio invests a substantial portion of its assets in a particular industry, sector, market segment, or geographical area, its investments will be sensitive to developments in that industry, sector, market segment, or geographical area. The Portfolio assumes the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or geographical area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or be more volatile than, other funds that invest more broadly.

Growth Investing.   Prices of growth stocks typically reflect high expectations for future company growth, and may fall quickly and significantly if investors suspect that actual growth may be less than expected. Growth companies typically lack any dividends that might cushion price declines. Growth stocks tend to be more volatile than value stocks, and may underperform the market as a whole over any given time period.

Index Strategy.   The index selected may underperform the overall market and the Portfolio might fail to track its target index. The correlation between the Portfolio and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. The Portfolio's actual holdings might not match the Index and the Portfolio's effective exposure to index securities at any given time may not equal 100%.

Interest Rate.   With bonds and other fixed rate

debt instruments, a rise in interest rates generally causes values to fall; conversely, values generally rise as interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed increases. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising interest rates. Rising interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For fixed-income securities, an increase in interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain Portfolio investments, adversely affect values, and increase a Portfolio's costs. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed income markets.

Liquidity. If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, and the security could have the effect of decreasing the overall level of the Portfolio's liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, which could vary from the amount the Portfolio could realize upon disposition. The Portfolio may make investments that become less liquid in response to market developments or adverse investor perception. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market. Stock prices may be volatile and are affected by the real or perceived impacts of such factors as economic conditions and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any

	given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to Portfolio costs and impair the ability of the Portfolio to achieve its investment objectives.
	Other Investment Companies. The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying a registered open-end management investment company might decrease. Because the Portfolio may invest in other investment companies, an investor will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio.
	Securities Lending. Securities lending involves two primary risks: "investment risk" and "borrower default risk." Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

     d. **Comparison.** The Applicants believe that the Existing Fund and the Replacement Fund have similar investment objectives and similar policies and risks.

The Existing Fund's investment objective is to seek capital growth. The Existing Fund invests primarily in securities that are considered by the portfolio managers to have potential for earnings or revenue growth. The Existing Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers. The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index ("Index"). Under normal market conditions, the Replacement Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index. The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equity universe represented by stocks in the largest 200 by market cap that exhibit growth characteristics. The Replacement Fund will offer investors exposure to similar types of stocks. Both Portfolios are classified in the Large Growth category by Morningstar.

Even though the Existing Fund uses a more active strategy, the substitution is appropriate. The three-year correlation coefficient as of August 31, 2014, between the Existing Fund and Replacement Fund is 0.95, representing a very strong positive relationship in returns. This means that as the Existing Fund moved up or down by a given amount, the Replacement Fund moved in the same direction by a very similar amount.

The Replacement Fund has outperformed the Existing Fund over the three-year time period, although it has underperformed over the one and five-year periods. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

   e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Replacement Fund • Voya Russell Large Cap Growth Index Portfolio – Class S	0.74%	26.58%	19.26%	16.59%	N/A	(05/01/2009) 18.41%[18]
Existing Fund • Invesco VI American Franchise Fund – Class I	0.96%	27.40%	17.95%	17.40%	9.07%	(07/03/1995) 9.33%

   f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Large Cap Growth Index Portfolio – Class S immediately following the proposed substitution will be approximately $244,849,334. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($227,476,865) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of August 31, 2014 ($17,372,469).

---

[18] The expense ratio and performance information shown does not take into account the proposed reduction in the Replacement Fund's management fee and breakpoint schedule.

5. *Voya Russell Large Cap Value Index Portfolio for the Pioneer Equity Income VCT Portfolio.*

      a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Replacement Fund • Voya Russell Large Cap Value Index Portfolio – Class S	0.45%	0.25%	0.10%	0.04%	0.85%*	0.10%	0.75%
Existing Fund • Pioneer Equity Income VCT Portfolio – Class II	0.65%	0.25%	None	0.07%	0.99%**	None	0.99%

*Includes 0.01% of acquired fund fees and expenses,
** Includes 0.02% of acquired fund fees and expenses.

      b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund	Replacement Fund
Pioneer Equity Income VCT Portfolio Total Net Expenses: 0.99% - Class II Management Fee: 0.65%	**Voya Russell Large Cap Value Index Portfolio** Total Net Expenses: 0.75% - Class S Management Fee: 0.45%
Management Fee Breakpoints	**Management Fee Breakpoints**
0.65% First $1 billion 0.60% Over $1 billion	0.45% First $250 million 0.35% Next $250 million 0.30% Thereafter

      c. **Investment Objectives, Strategies and Risks.**

Existing Fund	Replacement Fund
Pioneer Equity Income VCT Portfolio Investment Objective – Current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.	**Voya Russell Large Cap Value Index Portfolio** Investment Objective – The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index ("Index").

50

Principal Investment Strategies –	Principal Investment Strategies –
Normally, the portfolio invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The income producing equity securities in which the portfolio may invest include common stocks, preferred stocks, exchange-traded funds (ETFs) that invest primarily in equity securities and equity interests in real estate investment trusts (REITs). The remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks. The portfolio may invest in initial public offerings of equity securities.	Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds. The Portfolio will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Portfolio invests all, or substantially all of its assets in these securities.
The portfolio may invest up to 20% of its total assets in equity and debt securities of non-U.S. issuers, including depositary receipts. The portfolio will not invest more than 5% of its total assets in the securities of emerging markets issuers.	The Portfolio may invest in other investment companies to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act").
The portfolio may invest up to 20% of its net assets in REITs.	The Portfolio currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index.
The portfolio also may invest in investment grade and below investment grade debt securities (known as "junk bonds").	The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Index includes those Russell Top 200® Index companies that exhibit value characteristics, including lower price-to-book ratios and lower forecasted growth values. As of December 31, 2013, the smallest company in the Index had a market capitalization of $3 billion and the largest company had a market capitalization of $500.7 billion. As of February 28, 2014, a portion of the Index was concentrated in the financials sector and portions of the Index were focused in the energy sector (including the oil, gas, and consumable fuels industry) and the health care sector.
The portfolio may, but is not required to, use derivatives, such as stock index futures and options. The portfolio may use derivatives for a variety of purposes, including; in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio's return as a non-hedging strategy that may be considered speculative; and to manage portfolio characteristics. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The portfolio may also hold cash or other short-term investments.	
The portfolio's investment adviser uses a value	

| approach to select the portfolio's investments to buy and sell. The adviser seeks securities that are selling at substantial discounts to their underlying values and then holds these securities until the market values reflect their intrinsic values. The adviser evaluates a security's potential value, including the attractiveness of its market valuation, based on the company's assets and prospects for earnings growth. The adviser also considers a security's potential to provide a reasonable amount of income. In making these assessments, the adviser employs fundamental research and an evaluation of the issuer based on its financial statements and operations, employing a bottom-up analytic style, which focuses on specific securities rather than on industries. The adviser generally sells a portfolio security when it believes that the security's market value reflects its underlying value. | The Portfolio may not always hold all of the same securities as the Index. The Portfolio may also invest in stock index futures and other derivatives as a substitute for the sale or purchase of securities in the Index and to provide equity exposure to the Portfolio's cash position. Although the Portfolio attempts to track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.

The sub-adviser ("Sub-Adviser") may sell a security when the security's percentage weighting in the Index is reduced, when the security is removed from the Index, or for other reasons.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 $^1/_3$ % of its total assets. |
|---|---|
| Principal Risks –

Investors could lose money on their investment in the portfolio. As with any registered open-end management investment company, there is no guarantee that the portfolio will achieve its objectives.

Market risk. The values of securities held by the portfolio may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates, lack of liquidity in the bond markets or adverse investor sentiment. Adverse market conditions may be prolonged and may not have the same impact on all types of securities. The values of securities may fall due to factors affecting a particular issuer, industry or the securities market as a whole. The stock market may perform poorly relative to other investments (this risk may be greater in the short term). High public debt in the U.S. and other countries | Principal Risks –

An investor could lose money on an investment in the Portfolio. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

Company.   The price of a given company's stock could decline or underperform for many reasons including, among others, poor management, financial problems, or business challenges. If a company declares bankruptcy or becomes insolvent, its stock could become worthless.

Concentration.   To the extent that the Portfolio's index "concentrates," as that term is defined in the 1940 Act, in the securities of a particular industry or group of industries or a single country or region, the Portfolio will concentrate its investments to approximately the same extent as the Index. As a result, the |

creates ongoing and systemic market risks and policymaking uncertainty. The financial crisis that began in 2008 has caused a significant decline in the value and liquidity of many securities worldwide. Governmental and non-governmental issuers have defaulted on, or been forced to restructure, their debts, and many other issuers have faced difficulties obtaining credit. These market conditions may continue, worsen or spread, including in the U.S., Europe and beyond. Further defaults or restructurings by governments and others of their debt could have additional adverse effects on economies, financial markets and asset valuations around the world. In response to the crisis, the U.S. and other governments and the Federal Reserve and certain foreign central banks have taken steps to support financial markets, including by keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, failure of efforts in response to the crisis, or investor perception that these efforts are not succeeding could negatively affect financial markets generally as well as increase market volatility and reduce the value and liquidity of certain securities. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio's investments may be negatively affected. In addition, policy and legislative changes in the U.S. and in other countries are affecting many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. The portfolio may experience a substantial or complete loss on any individual security or derivative position.

Value style risk. The prices of securities the adviser believes are undervalued may not appreciate as expected or may go down. Value stocks may fall out of favor with investors and underperform the overall equity market.

Portfolio may be subject to greater market fluctuation than a fund which has securities representing a broader range of investment alternatives. If securities in which the Portfolio concentrates fall out of favor, the Portfolio could underperform funds that have greater diversification.

Convertible Securities.   Convertible securities are securities that are convertible into or exercisable for common stocks at a stated price or rate. Convertible securities are subject to the usual risks associated with debt securities, such as interest rate and credit risk. In addition, because convertible securities react to changes in the value of the stocks into which they convert, they are subject to market risk.

Credit.   Prices of bonds and other debt instruments can fall if the issuer's actual or perceived financial health deteriorates, whether because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to pay altogether.

Derivative Instruments.   Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in interest rates and liquidity risk. The use of certain derivatives may also have a leveraging effect which may increase the volatility of the Portfolio and reduce its returns. Derivatives may not perform as expected, so the Portfolio may not realize the intended benefits. When used for hedging, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. In addition, given their complexity, derivatives expose the Portfolio to the risk of improper valuation.

Focused Investing.   To the extent that the Portfolio invests a substantial portion of its assets in a particular industry, sector, market segment, or geographical area, its investments

Portfolio selection risk. The adviser's judgment about a particular security or issuer, or about the economy or a particular sector, region or market segment, or about an investment strategy, may prove to be incorrect.

Risks of non-U.S. investments. Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets, may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the portfolio invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the portfolio's return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security.

Risks of investments in REITs. Investments in real estate securities are affected by economic conditions, interest rates, governmental actions and other factors. In addition, investing in REITs involves unique risks. They are significantly affected by the market for real estate and are dependent upon management skills and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. Mortgage REITs are particularly subject to interest rate and credit risks. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any

will be sensitive to developments in that industry, sector, market segment, or geographical area. The Portfolio assumes the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or geographical area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or be more volatile than, other funds that invest more broadly.

Index Strategy. The index selected may underperform the overall market and the Portfolio might fail to track its target index. The correlation between the Portfolio and index performance may be affected by the Portfolio's expenses and the timing of purchases and redemptions of the Portfolio's shares. The Portfolio's actual holdings might not match the Index and the Portfolio's effective exposure to index securities at any given time may not equal 100%.

Interest Rate. With bonds and other fixed rate debt instruments, a rise in interest rates generally causes values to fall; conversely, values generally rise as interest rates fall. The higher the credit quality of the instrument, and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed increases. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Portfolio's exposure to risks associated with rising interest rates. Rising interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For fixed-income securities, an increase in interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain Portfolio investments, adversely affect management and other expenses paid by REITs in which it invests. Many real estate companies, including REITs, utilize leverage.

Risks of convertible securities. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. A downturn in equity markets may cause the price of convertible securities to decrease relative to other fixed income securities.

Preferred stocks risk. Preferred stocks may pay fixed or adjustable rates of return. Preferred stocks are subject to issuer-specific and market risks applicable generally to equity securities. In addition, a company's preferred stocks generally pay dividends only after the company makes required payments to holders of its bonds and other debt. Thus, the value of preferred stocks will usually react more strongly than bonds and other debt to actual or perceived changes in the company's financial condition or prospects. The market value of preferred stocks generally decreases when interest rates rise. Preferred stocks of smaller companies may be more vulnerable to adverse developments than preferred stocks of larger companies.

Debt securities risk. Factors that could contribute to a decline in the market value of debt securities in the portfolio include rising interest rates, if the issuer or other obligor of a security held by the portfolio fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy or the credit quality or value of any underlying assets declines. Junk bonds involve greater risk of loss, are subject to greater price volatility and are less liquid, especially during periods of economic uncertainty or change, than higher quality debt securities; they may also be more difficult to value. Junk bonds have a higher risk of default or are already in default and are considered speculative.

High yield or "junk" bond risk. Debt securities

values, and increase a Portfolio's costs. If dealer capacity in fixed-income markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed income markets.

Liquidity. If a security is illiquid, the Portfolio might be unable to sell the security at a time when the Portfolio's manager might wish to sell, and the security could have the effect of decreasing the overall level of the Portfolio's liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, which could vary from the amount the Portfolio could realize upon disposition. The Portfolio may make investments that become less liquid in response to market developments or adverse investor perception. The Portfolio could lose money if it cannot sell a security at the time and price that would be most beneficial to the Portfolio.

Market. Stock prices may be volatile and are affected by the real or perceived impacts of such factors as economic conditions and political events. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market segment may remain out of favor with investors for a short or long period of time, and stocks as an asset class may underperform bonds or other asset classes during some periods. Additionally, legislative, regulatory or tax policies or developments in these areas may adversely impact the investment techniques available to a manager, add to Portfolio costs and impair the ability of the Portfolio to achieve its investment objectives.

Other Investment Companies. The main risk of investing in other investment companies, including exchange-traded funds, is the risk that the value of the securities underlying a registered open-end management investment company might decrease. Because the Portfolio may invest in other investment companies, an investor will pay a proportionate share of the expenses of those other investment companies that are below investment grade, called "junk bonds," are speculative, have a higher risk of default or are already in default, tend to be less liquid and are more difficult to value than higher grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments. These risks are more pronounced for securities that are already in default.

Market segment risk. To the extent the portfolio emphasizes, from time to time, investments in a market segment, the portfolio will be subject to a greater degree to the risks particular to that segment, and may experience greater market fluctuation than a portfolio without the same focus.

Risks of investment in other funds. Investing in other investment companies, including exchange-traded funds (EFTs), subjects the portfolio to the risks of investing in the underlying securities or assets held by those funds. When investing in another fund, the portfolio will bear a pro rata portion of the underlying fund's expenses, in addition to its own expenses.

Derivatives risk. Using stock index futures and options and other derivatives can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivative instruments themselves behave in a way not anticipated by the portfolio. Using derivatives may increase the volatility of the portfolio's net asset value and may not provide the result intended. Derivatives may have a leveraging effect on the portfolio. Some derivatives have the potential for unlimited loss, regardless of the size of the portfolio's initial investment. Changes in a derivative's value may not correlate well with the referenced asset or metric. The portfolio also may have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. New regulations are changing the derivatives markets. The

(including management fees, administration fees, and custodial fees) in addition to the expenses of the Portfolio.

Securities Lending.   Securities lending involves two primary risks: "investment risk" and "borrower default risk." Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

Value Investing.   Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings and industrial production.

regulations may make using derivatives more costly, may limit their availability, or may otherwise adversely affect their value or performance. For derivatives that are required to be traded through a clearinghouse or exchange, the portfolio also will be exposed to the credit risk of the clearinghouse and the broker that submits trades for the portfolio. It is possible that certain derivatives that are required to be cleared, such as certain swap contracts, will not be accepted for clearing. In addition, regulated trading facilities for swap contracts are relatively new; they may not function as intended, which could impair the ability to enter into swap contracts. The extent and impact of the new regulations are not yet fully known and may not be for some time.

Leveraging risk. The value of an investment may be more volatile and other risks tend to be compounded if the portfolio borrows or uses derivatives or other investments, such as ETFs, that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the portfolio's underlying assets or creates investment risk with respect to a larger pool of assets than the portfolio would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the portfolio to liquidate positions when it may not be advantageous to do so to satisfy its obligations or meet segregation requirements.

Risks of initial public offerings. Companies involved in initial public offerings (IPOs) generally have limited operating histories, and prospects for future profitability are uncertain. Information about the companies may be available for very limited periods. The market for IPO issuers has been volatile, and share prices of newly public companies have fluctuated significantly over short periods of time. Further, stocks of newly-public companies may decline shortly after the IPO. There is no assurance that the portfolio will have access to IPOs. The purchase of IPO shares may involve high transaction costs.

Expense risk. An investor's actual costs of investing in the portfolio may be higher than the expenses shown in "Annual portfolio operating expenses" for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and portfolio expense ratios are more likely to increase when markets are volatile. Please note that there are many other factors that could adversely affect an investor's investment and that could prevent the portfolio from achieving its goals. An investment in the portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.	

d. **Comparison.** The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other with similar weighted average holdings from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Large Value style box. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks, principal investment strategies, and naming conventions, as there is significant investment flexibility within those constraints.

The investment objective of the Existing Fund is current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. Normally, the Existing Fund invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index ("Index"). Under normal market conditions, the Replacement Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index. The Replacement Fund currently invests principally in common stocks and employs a "passive management" approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics.

With respect to the Existing Fund's and Replacement Fund's primary and/or secondary investment objectives, each shares some combination of long-term capital appreciation and current/reasonable income language. The Replacement Fund, as an index fund, does not specifically state either capital appreciation or income in its objective but rather focuses on an index replication due to its passive nature. The passive index it is replicating, however, seeks to generate long-term capital appreciation and also delivers current/reasonable income. In fact, as of August 31, 2014, the current yield on the performance benchmark for the Replacement Fund, the Russell Top 200 Value Index, was 2.27%, higher than the current yield of the performance benchmark for the Existing Fund, the Russell 1000 Value Index, which was 2.17%.

Furthermore, while the listed principal investment strategies of the Existing Fund and the Replacement Fund differ in language and breadth, at their core each is required to invest in more than 80% equity securities of a large cap, primarily income producing companies. Although the Replacement Fund seeks to replicate an index, as noted above, the index is consists of equity securities of a large cap and income producing companies. Over 95% of the underlying securities in the index the Replacement Fund seeks to replicate (both by names and by asset weight) pay a dividend.

While the Existing Fund and the Replacing Fund are benchmarked to a different index, there is very high overlap in the construction and the returns of those differing indices. The companies that make up the Replacement Fund's Russell Top 200 Value Index benchmark comprise 69% of the Existing Fund's Russell 1000 Value Index benchmark.

Even though the overlap of these benchmarks is not 100%, there is a high correlation in the returns of these benchmarks over time. Over the past five years there is no less than a 98% correlation in the returns between the Existing Fund's benchmark and the Replacement Fund's benchmark. This means that the returns tend to move nearly in lockstep with each other, and this has a similar effect on the actual returns of the Existing Fund and the Replacement Fund. As shown in the performance tables below, the Replacement Portfolio has exhibited similar or better performance to the Existing Portfolio at a meaningfully lower expense ratio.

To summarize, while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other such that each Affected Contract Owner's fundamental investment objectives and risk and return expectations will continue to be met after the Substitution.

        e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Replacement Fund						
• Voya Russell Large Cap Value Index Portfolio –						(05/01/2009)
Class S	0.75%	22.62%	20.44%	14.68%	N/A	17.35%
Existing Fund						(09/14/1999)
• Pioneer Equity Income VCT Portfolio – Class II	0.99%	20.63%	16.90%	16.01%	8.12%	6.20%

f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Large Cap Value Index Portfolio – Class S immediately following the proposed substitution will be approximately $157,005,554. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($140,739,513) plus the corresponding Existing Fund's actual net assets invested in the Accounts as of August 31, 2014 ($16,266,041).

C.   Consequence of the Substitutions. Applicants maintain that Contract Owners will be better served by the proposed Substitutions. Applicants anticipate that the replacement of the Existing Fund will result in a Contract that is administered and managed more efficiently, and one that is more competitive with other variable products in both wholesale and retail markets. Each Replacement Fund will be managed according to a similar investment objective and policies as the corresponding Existing Fund. Moreover, the overall expenses of each Replacement Fund are less than those of the corresponding Existing Fund.

Applicants anticipate that Contract Owners will be at least as well off with the proposed array of subaccounts to be offered after the proposed Substitutions as they have been with the array of subaccounts offered before the Substitutions. The proposed Substitutions retain for Contract Owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitutions are implemented, all Contract Owners will be permitted to allocate purchase payments and transfer accumulated values and Contract values between and among the remaining subaccounts as they could before the proposed Substitutions.

D.   Rights of Affected Contract Owners and Obligations of the Companies. Apart from the Substitutions, the rights of Affected Contract Owners and the obligations of the Companies under the Contracts will not be altered by the Substitutions. Affected Contract Owners will not incur any additional tax liability or any additional fees or expenses as a result of the Substitutions.

The Substitutions will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner's contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the Accounts. Affected Contract Owners will not incur any fees or charges as a result of the Substitutions nor will their rights or the Companies' obligations under the affected Contracts be altered in any way. The Companies or their affiliates will pay all other expenses incurred with the Substitutions, including legal, accounting, brokerage, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Affected Contract Owners. The Substitutions will not cause the affected Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitutions than before the Substitutions. In addition, while the Companies do not anticipate increasing Contract fees and/or charges paid by any current Contract Owners, the Companies have agreed not to increase the Contract fees and charges currently being assessed by the Contracts for a period of at least two years following the Substitutions.

E.   Contract Rights. Affected Contract Owners will have the right to surrender their affected Contracts or reallocate account value of an Existing Fund in accordance with the terms and conditions of their Contract prior to (and after) the Effective Date.

As noted above, each Affected Contract Owner has received a copy of a Contract prospectus supplement informing them of the Substitutions. Additionally, each Affected Contract Owner will be sent (1) a second supplement setting forth the Effective Date and advising them of their right to reconsider the Substitutions and, if they so choose, any time prior to the Effective Date and for at least 30 days after the Effective Date, they may reallocate account value under the affected Contract without charge or otherwise withdraw or terminate their interest therein in accordance with the terms and conditions of their Contract; (2) the applicable Replacement Fund prospectus prior to the Effective Date; and (3) within five business days of the Effective Date, a Post-Substitution Confirmation.

F.   The Right to Substitute Shares. Each of the prospectuses for the Contracts discloses that the Companies reserve the right, subject to Commission approval and compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a subaccount of an Account.

The Companies reserved this right of Substitutions both to protect themselves and their Contract Owners in situations where either might be harmed or disadvantaged because of circumstances involving the issuer of the shares held by one or more of its Accounts and to afford the opportunity to replace such shares where to do so could benefit the Contract Owners and Companies.

G.   The Substitutions are not the type of substitution which Section 26(c) was designed to prevent. Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in trust, the Contracts provide each Contract Owner with the right to exercise his or her own judgment and transfer account values into other subaccounts. The number of available subaccounts varies from Contract to Contract and ranges from 16 to 63, but the average number of available subaccounts in all Contracts after the Substitutions will remain unchanged. Moreover, the Contracts will offer Contract Owners the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or other disadvantage. The Substitutions, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

The Substitutions also are unlike the type of substitutions that Section 26(c) was designed to prevent in that by purchasing a Contract, Contract Owners select much more than a particular registered open-end management investment company in which to invest their account values. They also select the specific type of death benefit and other optional benefits as well as numerous other rights and privileges set forth in the Contracts. Contract Owners may also have considered the Companies' size, financial condition, type and its reputation for service in selecting their Contract. These factors will not change as a result of the Substitutions.

H.   Separate Representations and Request for an Order. Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions by the Companies. Applicants submit that, for all the reasons stated above, the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V - CONDITIONS

A.   Applicants agree to the following conditions regarding the Substitutions described in this Application:

1.   Each Replacement Fund has an investment objective and investment policies that are similar to the investment objective and policies of the corresponding Existing Fund, or each Replacement Fund's underlying portfolio construction and investment results are similar to those of the Existing Fund, so that the fundamental objectives, risk and performance expectations of the Affected Contract Owners can continue to be met;

2.   In relation to the Substitution of involving the Voya Russell Large Cap Index Portfolio, the fund's Board of Directors has approved the reduced management fee and manage fee breakpoint schedule described herein to be effective before implementation of the Substitutions.

3.   For two years following the implementation of the Substitutions, the net annual expenses of each Replacement Fund will not exceed the net annual expenses of the corresponding Existing Fund as of August 31, 2014. To achieve this limitation, the Replacement Fund's investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges, including asset based charges such as mortality and expense risk charges deducted from the Subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitutions;

4.   Affected Contract Owners may reallocate amounts from an Existing Fund without incurring a reallocation charge or limiting their number of future reallocations, or withdraw amounts under any Affected Contract or otherwise terminate their interest therein at any time prior to the Effective Date and for a period of at least 30 days following the Effective Date in accordance with the terms and conditions of such Contract. Any such reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers;

5.   The Substitutions will be effected at the net asset value of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, without the imposition of any transfer or similar charge by Applicants;

6.   The Substitutions will take place at relative net asset value without change in the amount or value of any Contract held by Affected Contract Owners. Affected Contract Owners will not incur any fees or charges as a result of the Substitutions, nor will their rights or the obligations of the Companies under such Contracts be altered in any way;

7.   The Substitutions will be effected so that investment of securities will be consistent with the investment objectives, policies and diversification requirements of the Replacement Funds. No brokerage commissions, fees or other remuneration will be paid by the Existing Funds, Replacement Funds or Affected Contract Owners in connection with the Substitutions;

8.   The Substitutions will not alter in any way the annuity, life or tax benefits afforded under the Contracts held by any Affected Contract Owner;

9.   Each Affected Contract Owner will have been sent a copy of (a) a Contract prospectus supplement informing shareholders of this Application; (b) a second supplement to the Contract prospectus setting forth the Effective Date and advising Affected Contract Owners of their right to reconsider the Substitutions and, if they so choose, any time prior to the Effective Date and for 30 days thereafter, to reallocate or withdraw amounts under their affected Contract or otherwise terminate their interest therein in accordance with the terms and conditions of their Contract; and (c) a prospectus for the applicable Replacement Fund(s);

10. The Companies will send to the Affected Contract Owners within five (5) business days of the Substitutions a written Post-Substitution Confirmation which will include the before and after account values (which will not have changed as a result of the Substitutions) and detail the transactions effected on behalf of the respective Affected Contract Owner with regard to the Substitutions. With the Post-Substitution Confirmations the Companies will remind Affected Contract Owners that they may reallocate amounts from the Replacement Funds without incurring a reallocation charge or limiting their number of future reallocations for a least 30 days following the Effective Date in accordance with the terms and conditions of their Contract;

11. The Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Affected Contract Owners;

12. After the Effective Date of the Substitutions the Applicants agree not to change a Replacement Fund's sub-adviser without first obtaining shareholder approval of either (a) the sub-adviser change or (b) the parties' continued ability to rely on their manager-of-managers exemptive order; and

13. The Substitutions will not be effected unless the Companies shall have satisfied themselves, that (a) the Contracts allow the substitution of registered open-end management investment company shares in the manner contemplated by the Substitutions and related transactions described herein; (b) the transaction can be consummated as described in this Application under applicable insurance laws; and (c) that any regulatory requirements in each jurisdiction where the Contracts are qualified for sale, have been complied with to the extent necessary to complete the transaction.

VII - PROCEDURAL MATTERS

A.   Pursuant Rule 0-2(f) under the 1940 Act, Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B.   Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

C.   Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants are incorporated by reference through Exhibits A.

D.   All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so. Copies of the applicable resolutions are incorporated herein by reference through Exhibits B.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 23rd day of October, 2014.

Voya Retirement Insurance and Annuity Company and its Variable Annuity Account B and its Variable Annuity Account I

By: /s/Lisa S. Gilarde
Name: Lisa S. Gilarde
Title: Vice President
Date: October 23, 2014

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 23rd day of October, 2014.

Voya Insurance and Annuity Company and its Separate Account B and its Separate Account EQ

By: /s/Christine E. Dugan
Name: Christine E. Dugan
Title: Vice President
Date: October 23, 2014

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 23rd day of October, 2014.

ReliaStar Life Insurance Company of New York and its Separate Account NY-B

By: /s/Christine E. Dugan

Name: Christine E. Dugan
Title: Vice President
Date: October 23, 2014

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 23rd day of October, 2014.

Security Life of Denver Insurance Company and its Separate Account A1 and its Separate Account S-A1

By: /s/Lisa S. Gilarde
Name: Lisa S. Gilarde
Title: Vice President
Date: October 23, 2014

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 27th day of October, 2014.

Voya Variable Portfolios, Inc.

By: /s/Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President

Date: October 27, 2014

Exhibit Index

Exhibit	Description
Exhibits A	Authorizations and Verifications
Exhibits B	Resolutions

EXHIBIT A

The Authorizations and Verifications which this Exhibit A is attached, File No. 812-14302, and any and all amendments thereto were included as Exhibits A-1 through A-4 to the initial filing of the Exemptive Application on April 29, 2014. These Authorizations and Verifications remain in full force and effect and are hereby incorporated by reference.

EXHIBIT B

The Board Resolutions authorizing each Applicant to file the Exemptive Application to which this Exhibit B is attached, File No. 812-14032, and any and all amendments thereto were included as Exhibits B-1 through B-5 to the initial filing of the Exemptive Application on April 29, 2014. These Resolutions remain in full force and effect and are hereby incorporated by reference.